05055474

24-10114

FORM 1-A

G'MANI CRUST, LLC
(Exact name of issuer as specified in its charter)

Ohio
(State or other jurisdiction of incorporation or organization)

512 East Tiffin Street, Front, P.O. Box 388, Willard, OH 44890, (419) 935-3033
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

536 Butte Street, Willard, OH 44890, (419) 935-3033
(Address, including zip code, and telephone number,
including area code, of agent for service)

Pizza dough shells frozen, pizza prepared, topped and frozen – 424420	20-1740194
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The membership units being offered are non-voting units.

SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH, D.C.
209 SECTION

PROCESSED
JUN 02 2005
B THOMSON
FINANCIAL

PART I – NOTIFICATION

Item 1: Significant Parties

Officers:

L. Scott Granneman, President/Manager
536 Butte Street
Willard, OH 44890
Mr. Granneman is 100% owner.

Promoters:

L. Scott Granneman
536 Butte Street
Willard, OH 44890

G. Richard Washburn
512 East Tiffin Street, Front
P.O. Box 388
Willard, OH 44890

Affiliates of Issuer:

G'Mani, LLC
512 East Tiffin Street, Front
P.O. Box 388
Willard, OH 44890

East of Chicago Pizza Company
512 East Tiffin Street, Front
P.O. Box 388
Willard, OH 44890

East of Chicago Leasing Company, Inc.
512 East Tiffin Street, Front
P.O. Box 388
Willard, OH 44890

Counsel to the Issuer:

Wickens, Herzer, Panza, Cook & Batista
35765 Chester Road
Avon, OH 44114

Item 2: Application of Rule 262

None of the persons specified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3: Affiliated Sales

No part of the proposed Offering involves the resale of securities by affiliates of the issuer. Therefore the description "the issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years" is not applicable.

Item 4: Jurisdictions in Which Securities are to be Offered

Securities will not be offered by underwriters, dealers, or salespersons.

The jurisdictions in which the securities are to be offered other than by underwriters, dealers, or salesmen are Ohio, Indiana, Florida, Virginia, and South Carolina. The securities will be sold directly by the Company.

Item 5: Unregistered Securities Issued or Sold Within One Year

G'Mani Crust, LLC has issued one thousand two hundred fifty (1,250) membership voting units to L. Scott Granneman for One Thousand Dollars ($1,000.00). Such issuance was under the intra-state exemption of the Federal Securities Act.

Item 6: Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7: Marketing Arrangements

There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the Offering covered by this Form 1-A for any of the following purposes:

1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

2. To stabilize the market for any of the securities to be offered; or

3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There will be no underwriters involved in the sale of the membership units.

Item 8: Relationship with Issuer of Experts Named in Offering Statement

Not Applicable. There are no experts named in the Offering Statement.

Item 9: Use of a Solicitation of Interest Document

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II - OFFERING CIRCULAR

G'MANI CRUST, LLC
An Ohio Limited Liability Company
512 East Tiffin Street, Front, P.O. Box 388
Willard, OH 44890
(419) 935-3033

This Offering Statement relates to the offer and sale of up to Three Million Dollars ($3,000,000.00) in principal amount (the "Offering") of non-voting membership units of G'Mani Crust, LLC, an Ohio limited liability company (the "Company"). The membership units will be issued at a price of One Thousand Dollars ($1,000.00) per membership unit. There will be no fractional units sold in the Offering. Investors will be limited in the amount of investment they may make in the Company. No one investor, with the exception of L. Scott Granneman, shall own ten percent (10%) or more of the Company. The membership units are nontransferable without the prior written consent of the Manager as provided in the Operating Agreement. They are redeemable by Company at a formula price based on the economic performance of the previous year calculated March 31 on an annual basis.

The Company is offering the membership units directly to investors through its own employees and on an ongoing and continuous basis. The membership units are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution".

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AN INVESTOR SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS".

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR PROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other person
Per unit	$1,000.00	0%	$1,000.00
Total	$3,000,000.00	$-0-	$3,000,000.00
Total Minimum	No Minimum	$-0-	$-0-
Total Maximum	$3,000,000.00	$-0-	$3,000,000.00

Offering expenses to be borne by the Company are estimated at approximately Seventy-Five Thousand Dollars ($75,000.00).

The membership units are nontransferable. They may be redeemed by the Company in a specific amount pursuant to a formula based on the economic performance of the previous year and calculated March 31 on an annual basis.

The approximate date of commencement of the proposed sale is June 21, 2005. The approximate date of termination of the proposed sale is December 31, 2006, unless any individual State law requires a shorter duration.

The date of this Offering Statement is June 16, 2005.

ITEM 3. SUMMARY INFORMATION, RISK FACTORS, AND DILUTION.

The securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this prospectus, should be considered carefully in evaluating the Company and its business before purchasing membership units offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "business of the Company" as well as those discussed elsewhere in the prospectus. The Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

BEST EFFORTS: This Offering is made on a "best efforts basis", and there is no minimum number of membership units which must be sold in this Offering. The Company can give no assurance that all or any of the membership units will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

DEPENDENCE ON KEY PERSONNEL: The Company's success is substantially dependent upon a limited number of key management, sales, product development, technical services and customer support personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of L. Scott Granneman, President/Manager, who has provided significant leadership and direction to the Company since its inception.

COMPETITION: The business of the Company is highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market shares than the Company. Specifically, there are two primary competitors in the frozen pizza market who may squeeze prices to obstruct new business by a new competitor.

LIMITED OPERATING HISTORY AND UNCERTAINTY OF FUTURE OPERATING RESULTS: The Company has no operating history as a producer and seller of pizza crusts upon which an evaluation of its business and prospects can be based. Since its inception, the Company's pizza crust business has incurred no sales and income. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved. The limited operating history of the Company makes prediction of future results of operations difficult, if not impossible, and the Company and its prospects must be considered in light of the risks, costs, and difficulties frequently encountered by companies involved in the pizza industry.

CONTROL BY EXISTING MEMBER: Immediately after the closing of this Offering, assuming that the maximum of membership units offered hereby are sold, approximately thirty percent (30%) of the membership units will be held by L. Scott Granneman. No other investor will own ten percent (10%) or more of the membership units of the Company. Because the membership units being offered are nonvoting units, L. Scott Granneman will remain in complete control of the Company.

MACROECONOMIC FACTORS: Macroeconomic risk factors beyond the Company's control, such as the general state of the economy and financial markets, the market price for raw materials used by the Company in the production of its products, the price for fuel, prevailing interest rates, credit availability, political and sovereign risk, increased numbers of personal bankruptcies and business failures, and changes in Federal, state, and local tax laws, could materially and adversely affect the Company's business by reducing the availability or increasing the cost of the operating funds needed by Company (whether obtained through borrowings, future securities sales, or otherwise).

CONVERSION OF EXISTING STORES: It is the intent of the Company to sell its products to all Franchisees of East of Chicago Pizza Company. However, there may be some Franchisees who will not want to convert to a purchaser of the Company because of price concerns that they may have. Therefore, although Company will have immediate customers for its products in its Franchisees, there may be problems in the conversion of all East of Chicago Pizza Company Franchisees to purchasers of Company's products.

CENTRALIZED ACTIVITIES: The products of Company are all produced in one centralized facility. Any problems that may arise at the facility may result in delays in producing the Company's products. Additionally, there are no more than two (2) distributors with respect to the products. Any problems that may arise with respect to the distributors' businesses may result in delays in the distribution of the products.

USE OF CURRENT FACILITY: The real estate currently leased by the Company formerly was used for industrial purposes. Deed restrictions exist which prohibit extraction of ground water from beneath the real estate and prohibit excavation of soil within certain areas. URS Greiner Woodward Clyde issued a "no further action" letter (dated August 13, 1999) with respect to the real estate. However, the Ohio Environmental Protection Agency did not issue a "covenant not to sue" with respect to the real estate. Thus, it is possible that individuals or governmental agencies may question the environmental condition of the subject real estate, and their actions could result in additional monies expended by the Company or its Landlord, or prohibit use of portions of such real estate, resulting in increased costs and/or delays in distribution.

UNIONIZATION: Currently, the employees at the production plant are not unionized. However, there is some union presence in the surrounding areas of the production plant. Unionization of the employees of the Company may result in increased costs of labor which may result in increased costs for the products. Additionally, strikes by trucking unions or vendors using union labor may delay the delivery of raw materials used in the production of products.

MANAGER NOT REQUIRED TO DEVOTE FULL TIME TO THE BUSINESS OF COMPANY: The Manager is not required to devote his full time to the Company's affairs, but only such time as the affairs of the Company may reasonably require.

LOSS ON DISSOLUTION AND TERMINATION: In the event of a Dissolution and Termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the investors in accordance with the Operating Agreement, but only after satisfaction of all claims of Creditors. Accordingly, the ability of an investor to participate in the proceeds therefrom, if any, will depend on the amount of funds so realized and the Creditor claims to be satisfied therefrom.

LACK OF SEPARATE REPRESENTATION: The Company and the Manager are not represented by separate legal counsel. Legal counsel for the Manager does not represent the interests of the investors in connection with the Offering. However, it is anticipated that such dual representation will continue in the future. The proceeds of the Offering will be applied, in part, to pay for legal fees incurred in connection with Company operations. Such counsel does not purport to have acted independently on behalf of the prospective investors. The prospective investor must rely upon its own legal counsel for advice in connection with an investment in the Company. If a dispute arises between the Company and the Manager, or if it becomes necessary to negotiate and prepare contracts and agreements between the Company and the Manager, other than those existing on the effective date of this Memorandum or as disclosed herein, the Manager will cause the Company to retain separate legal counsel for such matters. Moreover, the Manager may make substantial profits even if the Company's investments are not successful and investors do not receive returns on their investments.

If there is a possibility that in the future that interest of the various parties may become adverse, and under the Rules of Professional Responsibility of the legal profession, such counsel may be precluded from representing any one or all of said parties. If any situation arises in which the interests of the Company appear to be in conflict with those of the Manager, additional counsel may be retained by one or more of the parties to ensure that their interests are adequately protected. Moreover, should such a conflict not be readily apparent, counsel may inadvertently act in a derogation of the interests of certain parties.

DEVOTION OF TIME BY AND OTHER ACTIVITIES OF THE MANAGER: The Company will not have independent management, but rather will rely on the Manager for all management responsibilities. Conflicts of interest may arise in allocating management time, services, or functions between the business of the Company and other entities for which the Manager and its Officers may also provide services. The Manager will devote such time to the Company as it, in its sole and absolute discretion, determines to be necessary for the business of the Company. The Manager may participate alone, together, or with any other person or entity in any other business venture, whether or not such business venture competes with the Company, and neither the Company nor any investor shall be entitled to any interests therein. The Manager may perform similar services for other entities outside of the Company.

ALLOCATION OF PROFIT AND LOSS: Items of the Company's income, gain, loss, deduction, and credit shall be allocated among investors and other membership unit holders in accordance with the Operating Agreement of the Company. No assurance can be given that the IRS will not challenge the allocation of some or all of such items. If effect is not given to an allocation, then the amount will be reallocated in accordance with investors' interest in the Company. Potential investors should consult with their personal tax advisor with respect to the Federal income tax implications of owning the units.

RELATIONSHIP BETWEEN INCOME AND DISTRIBUTIONS: Although income of the Company will be distributed in strict accordance with the terms of the Operating Agreement, investors may be required to take into account their respective portions of the Company's income even if they receive no cash distribution from the Company. Therefore, investors may be required to recognize taxable income in excess of their share of cash distributions from the Company.

STATE AND LOCAL TAXES: In addition to the Federal income tax aspects described above, an investor should consider the potential state and local tax consequences of owning the units. Tax returns may be required and tax liability may be imposed both in the state or local jurisdictions where an investor resides. The Company anticipates providing investors with any information reasonably necessary to permit them to satisfy state and local return filing requirements. Potential investors should consult with their personal tax advisor with respect to the state and local income tax implications of owning units.

IRS AUDIT OF THE COMPANY: The IRS may audit the Federal income tax returns filed by the Company. An audit of the Company's informational return may lead to adjustments that adversely affect the Federal income tax treatment of the investors' investments in the Company and cause the investors to be liable for tax deficiencies as well as interest and penalties thereon. An audit of the Company's tax return could lead to an audit of the investor's individual income tax return that would not have otherwise occurred and to the adjustment of items unrelated to the Company.

GENERAL TAX MATTERS: In evaluating whether to invest in the Company, a prospective investor should consider all of the tax consequences thereof, including, but not limited to, the following: (1) the possibility of a reallocation of taxable income, gain, loss, deduction, or credit among the investors; (2) the possibility that certain deductions claimed by the Company may be disallowed by the IRS and deficiencies, interest and penalties may be assessed against the investors; (3) the possibility that operating expense deductions passed through to investors may be of limited or no benefit as a consequence of various restrictions on losses; (4) the possibility that state, local, or foreign income tax treatment may be adverse; (5) the possibility that an investor's tax liabilities may exceed its cash distributions and that, to the extent of such excess, the payment of such taxes will be an additional out-of-pocket expense for such investor; and (6) the possibility that there may be adverse changes in Federal, state, and local, and Federal income tax laws. Moreover, there is uncertainty concerning certain other of the tax aspects mentioned herein and there can be no assurance that the positions taken by the Company will not be challenged by the IRS.

POSSIBLE LEGISLATIVE OR OTHER CHANGES IN TAX LAWS, REGULATIONS, OR INTERPRETATIONS: Prospective investors should recognize that the present Federal income tax treatment of investments in limited liability companies may be modified by legislative, judicial, or administrative action at any time, and such modifications may have retroactive application. Further, tax rules and regulations are constantly being reviewed, which could result in revised regulations or revised interpretations of established concepts. Thus, there is no assurance that further legislative, judicial, or administrative action will not occur that would adversely affect the tax consequences of an investment in the Company.

ADDITIONAL RISKS AND UNCERTAINTIES: In addition to the risks, specifically identified in this Section or elsewhere in this Circular, the Company may face additional risks and uncertainties not presently known to the Company or deemed immaterial, which ultimately may impair the Company's business, results of operations, and financial condition.

DILUTION: Under the terms of the Operating Agreement, the Manager has the authority, upon such terms and conditions as the Manager determines, to: (1) admit new members; or (2) raise additional capital from existing members. The admission of new members by the Manager or raising of additional capital from existing members may result in dilution of membership unit(s) value.

ITEM 4. PLAN OF DISTRIBUTION.

The Company will sell the membership units directly, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3A4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3A4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from potential purchasers. L. Scott Granneman and G. Richard Washburn are the only persons authorized to supervise the sale of the membership units.

The membership units will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold. There is no arrangement for the return of funds to subscribers if all of the membership units to be offered are not sold.

ITEM 5. USE OF PROCEEDS TO ISSUER.

The principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used are:

(1) to pay off current indebtedness of approximately $1,750,000.00. The indebtedness of the $1,750,000.00 has been used as follows:

(a) purchase of bakery equipment - $274,649.00;

(b) moving and set up cost of equipment - $273,486.00;

(c) leasehold improvements - $122,109.00;

(d) expenses during set up - $220,028.00;

(e) purchase of additional equipment - $750,000.00;

(f) purchase of inventory - $75,000.00; and

(g) additional set up, testing and payroll - $34,720.00.

The Company will borrow from Sutton Bank ($525,000.00), East of Chicago Leasing Company, Inc. ($192,245.00) and East of Chicago Pizza Company ($130,000.00) to fund production commencement costs in the aggregate amount of $847,245.00.

(2) to use the balance to get the plant operational and pay for marketing expenses. Additionally, the Company expects to expend between $20,000.00 and $50,000.00 per retail chain for slotting fees, $40,000.00 for product testing, and $20,000.00 for quality assurance, and $30,000.00 for samples. The Company reserves the right to change the use of proceeds in the event market prices of items to be purchased change. For example, the Company may experience the need for additional slotting fees depending upon the number of retail chains agreeing to accept the product. By way of further example, the Company may experience market price fluctuations in flour, vegetables and/or cheese which may necessitate reallocation of proceeds.

Because there is no minimum to this Offering, the possibility exists that few or no membership units will be sold and little to no proceeds will be received by the Company. If that occurs, the Company will continue its development of frozen pizza dough shells and frozen prepared pizza production, but implementation of this may be substantially delayed due to lack of funds.

To the extent that the maximum dollar amount of certificates are sold, the proceeds from this Offering will be used in order of priority and proportionately, as follows:

	Amount	Percentage
First Total Proceeds	$3,000,000.00	
Less Offering Expenses		

	Amount	Percentage
Commissions and Finder's Fees	$0	0%
Legal and Accounting	$70,000.00	2.3%
Printing and Advertising	$5,000.00	0.17%
Net Proceeds from Offering	$2,925,000.00	99.17%
Net Use of Proceeds		
Pizza Crust Business	$1,175,000.00	40.17%
Payoff Current Indebtedness	$1,750,000.00	59.83%
Other Business Uses	$0	0%
Total Use of Net Proceeds	$2,925,000.00	100%

ITEM 6. DESCRIPTION OF BUSINESS.

The Company was formed July 26, 2004 to become a Bakery located at 512 E. Tiffin Street, Rear, Willard, Ohio 44890. This company will specialize in the production of pizza crust for the East of Chicago Pizza Company chain. These pizza crusts will be frozen on site and shipped to the East of Chicago Pizza Company locations via their distributor.

The Company will also be able to produce frozen pizzas topped with sauce and cheese. These pizzas will have a sealed packet of pepperoni included which will be frozen as well. It will sell these pizzas to consumers via fundraising outlets and anticipates that it will sell these pizzas in retail outlets (both domestic and international) sometime in 2005. The initial domestic retail outlets are anticipated to be located in Indiana.

Through its affiliate, East of Chicago Pizza Company, hundreds of thousands of dollars have been expended during the past two fiscal years on research and development activities relating to the development of new products, services or techniques.

As of February 28, 2005, there is one full-time salaried employee, one full-time hourly employee and one part-time hourly employee on the payroll. The manager does not currently draw a salary, but has an authorized salary, described below in Item 9, that may be drawn. At present, the Company has not entered into a written contract with any employee. However the Plant Manager has reached a verbal agreement with the Company, the terms of which will be set forth in a written agreement. See Item 9, below.

The Company does not anticipate that compliance with Federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment will have a material impact upon capital expenditures, earnings and competitive position of the Company.

As the East of Chicago Pizza Company chain will be considered the primary customer with a large majority of revenue to come from this customer, the successful operation of the stores of this chain will have a material impact on the future of the Company. The Company considers the potential market price fluctuations in ingredients to be a reoccurring, weather-related risk. The Company also recognizes that actual or fraudulent customer complaints relating to foreign objects in food products creates a potential risk for litigation.

Attached hereto as Schedule A is the Company's business plan. The business plan describes in greater detail the following: (1) production advantages; (2) Company objectives; (3) competitors; (4) competitive advantages; and (5) management.

Please see attached "Projected Financials 2005-2009" for the one-year forecast, which include projected statements of income, projected balance sheets, and statements of cash flow, attached hereto as Schedule B. (The projected financials are not required to be included, unless by specific State law requirements.)

ITEM 7. DESCRIPTION OF PROPERTY.

The Company will operate in an (approximate) 20,000 square foot facility at 512 Tiffin Street, Rear, Willard, Ohio 44890, which it will lease from G'Mani, LLC (an entity wholly owned by the Manager).

On such location, the Company has installed bakery equipment, including: a 41'-long oven, a mixer, a pocket proofer, a dough divider, a dough sheeter, a spiral proofer, a spiral cooler, a freezer, conveyor equipment, computer system to operate the equipment, pans, a de-paner, a metal detector, and various other components required for the production of pizza crusts.

ITEM 8. MEMBERS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES.

L. Scott Granneman (DOB: 4/16/59) – President/Manager: Owner of the Company since inception. He is also the President/CEO of East of Chicago Pizza Company (primary customer) since the inception of that Company in 1990.

G. Richard Washburn (DOB: 6/4/74) – Vice President of Finance for East of Chicago Pizza Company. He has been with East of Chicago Pizza Company in various positions in the Accounting Department for nearly eight (8) years. He oversees all bookkeeping and human resources functions for the Company.

James Bakker (DOB: 9/14/42) – President Sureway Foods Corp./Vice-Chairman of Board for East of Chicago Pizza Company. He served as President of Sureway Foods Corp. since 1985 and as a Board Member of East of Chicago Pizza Company since September of 2002. Sureway Foods Corp. has served as consultant to the Company during the set-up process. Mr. Bakker oversees a staff of two persons who serve as food brokers at Sureway Foods Corp. Mr. Bakker provides industry history, connections with vendors and assistance in the procurement of equipment and inventory.

Randy Akers (DOB: 5/21/55) – Plant Manager (started April 4, 2005): He has seven (7) years experience in the baking industry with Heinz and fifteen (15) additional years in the food industry. Mr. Akers has supervised all facets of a bakery factory and has supervised a substantial number of employees.

With respect to the members, executive officers and significant employees, during the past five years, no legal proceedings have occurred which are material to an evaluation of the ability and integrity of any of the foregoing individuals. None of the foregoing individuals have been associated with any bankruptcy proceeding which was commenced by or against such individual or any business in which he was a partner, owner or executive officer. Likewise, during the past five years, none of the foregoing individuals have any convictions in any criminal proceedings, excluding traffic violations/minor offenses.

ITEM 9. REMUNERATION OF MEMBERS AND OFFICERS.

Individual	Remuneration
L. Scott Granneman	Currently does not draw a salary for his services. However, he is authorized to draw a salary up to One Hundred Thousand Dollars ($100,000.00).
G. Richard Washburn	Not directly compensated for his work on behalf of the Company. However, he may draw a salary of up to Twenty-five Thousand Dollars ($25,000.00) annually for his services upon the approval of the Manager.
James Bakker	Not directly compensated for his work on behalf of the Company. He does receive compensation through Sureway Foods Corp. for consulting work. However, he may draw a salary of up to Fifty Thousand Dollars ($50,000.00) annually for his services upon the approval of the Manager.
Randy Akers	Will receive compensation of Forty Thousand Dollars ($40,000.00) annually until the Bakery is in production, at which time his compensation will increase to Fifty Thousand Dollars ($50,000.00) annually.

There has not been any compensation paid in the form of ownership units at the time of this Offering.

The Company anticipates that compensation arrangements for Messrs. Granneman, Washburn and Bakker will not begin until approximately January 1, 2006, but may be deferred based upon an evaluation of the Manager.

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

Individual	Units Owned	Cost	Percentage of Ownership
L. Scott Granneman	1,250	$1,000.00	100%

After the completion of the Offering of securities, the Company anticipates that L. Scott Granneman will own approximately thirty percent (30%) of the Company, and one hundred percent (100%) of the membership voting units.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

L. Scott Granneman is sole owner of: (1) the Landlord (G'Mani, LLC); (2) the Corporate Headquarters of the primary customer and a lender (East of Chicago Pizza Company); and (3) a lender (East of Chicago Leasing Company, Inc.). Additionally, Mr. Granneman has personally guaranteed all Company debt.

Any future transactions with officers, five-percent owners, members, or managers will be on terms no less favorable to Company than could be obtained from an independent third party.

James Bakker is president of the consulting firm, Sureway Foods Corp., described above.

ITEM 12. SECURITIES BEING OFFERED.

This Offering Statement relates to the offer and sale of up to Three Million Dollars ($3,000,000.00) in principal amount (the Offering) of membership units in the Company. The membership units will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold. The membership units will be sold at One Thousand Dollars ($1,000.00) per unit. There will be no fractional units sold pursuant to this Offering.

Ownership of membership unit(s) give the holder the right to income. The membership units in this Offering Statement are non-voting units.

The Company will sell the membership units directly, without an underwriter or selling agent. The sale of the membership units shall be supervised by L. Scott Granneman and G. Richard Washburn who, under Rule 3A4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3A4-1(a), Mr. Granneman will not be compensated by commission, will not be associated with any broker or dealer and will limit his activities so that, among other things, he is not engaged in oral solicitations of, and will comply with certain specified limitations when responding to inquiries from potential purchasers. To purchase a membership unit, investors should contact: L. Scott Granneman or G. Richard Washburn, G'Mani Crust, LLC, 318 West Walton, Route 224 West, Willard, Ohio 44890, (419) 935-3033.

The membership units are nontransferable without the prior written consent of the Manager as provided in the Operating Agreement. They may be redeemed by the Company at a specific price determined annually (each March 31) based on a specific formula based on the economic performance of the previous year. Additionally, upon liquidation, owners will receive payment, prorata, pursuant to the same formula.

MANAGEMENT SIGNATURES: Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Willard, Ohio on this 20th day of May, 2005.

L. Scott Granneman

L. Scott Granneman

PART F/S

1. Balance Sheet

2. Statement of Income, cash flows, and other owner equity

GMANI' CRUST, LLC.
Balance Sheet
As of March 31, 2005

	Mar 31, 05
ASSETS	
Current Assets	
Checking/Savings	
Sutton Bank	3,099.73
Total Checking/Savings	3,099.73
Other Current Assets	
Inventory	12,486.26
Total Other Current Assets	12,486.26
Total Current Assets	15,585.99
Fixed Assets	
Building Improvements	
Leasehold Improvements (At Cost	150,478.14
Total Building Improvements	150,478.14
Equipment	
Bakery Equipment (At Cost)	287,711.55
Moving and Set-Up Costs	288,236.90
Total Equipment	575,948.45
Total Fixed Assets	726,426.59
Other Assets	
Worker's Comp Deposit	1,990.00
Total Other Assets	1,990.00
TOTAL ASSETS	**744,002.58**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	38,276.45
Total Accounts Payable	38,276.45
Other Current Liabilities	
Payroll Liabilities	
Federal Withholding Payable	1,211.00
Social Security Payable	1,274.46
Medicare Withholding Payable	298.06
FUTA Payable	82.23
State Withholding	102.30
SUTA Payable	277.50
School District Withholding Pay	69.79
City Withholding Payable	154.15
401-K Payable	2.70
Total Payroll Liabilities	3,472.19

GMANI' CRUST, LLC.
Balance Sheet
As of March 31, 2005

	Mar 31, 05
ECP Payable (Start-Up)	159,506.53
Total Other Current Liabilities	162,978.72
Total Current Liabilities	201,255.17
Long Term Liabilities	
ECL Note Payable	273,000.00
Note Payable Sutton Bank	525,000.00
Total Long Term Liabilities	798,000.00
Total Liabilities	999,255.17
Equity	
Member Equity	125.00
Retained Earnings	(143,942.89)
Net Income	(111,434.70)
Total Equity	(255,252.59)
TOTAL LIABILITIES & EQUITY	744,002.58

GMANI' CRUST, LLC.
Profit & Loss
March 2005

	Mar 05	% of Income	Jan - Mar 05
Ordinary Income/Expense			
Expense			
Hotels	0.00	0.0%	582.95
Payroll Expenses			
Wages	3,777.75	0.0%	10,277.88
Social Security Expense	234.22	0.0%	637.23
Medicare Expense	54.79	0.0%	149.03
FUTA Expense	30.23	0.0%	82.23
SUTA Expense	101.99	0.0%	277.50
401-K Expense	0.36	0.0%	0.90
Total Payroll Expenses	4,199.34	0.0%	11,424.77
Utilities			
Water and Sewer	55.20	0.0%	55.20
Telephone	994.35	0.0%	2,194.93
Total Utilities	1,049.55	0.0%	2,250.13
Buildings and Property			
Vehicle Maintenance	306.21	0.0%	306.21
Building Maintenance	703.73	0.0%	19,666.63
Equipment Maintenance	5,689.76	0.0%	11,939.03
Tools & Parts	5,768.15	0.0%	19,697.39
Cleaning Expenses	167.42	0.0%	341.29
Total Buildings and Property	12,635.27	0.0%	51,950.55
General & Adminsitrative Expens			
ECP Adminsitration	12,000.00	0.0%	16,000.00
Mileage	33.00	0.0%	346.69
Bank Fees	34.36	0.0%	82.96
Business Meals	0.00	0.0%	11.72
Professional Fees	3,000.00	0.0%	17,052.25
Other Taxes & Licenses	0.00	0.0%	1,759.40
Total General & Adminsitrative Expens	15,067.36	0.0%	35,253.02
Total Expense	32,951.52	0.0%	101,461.42
Net Ordinary Income	(32,951.52)	0.0%	(101,461.42)
Other Income/Expense			
Other Expense			
Interest	2,397.91	0.0%	9,973.28
Total Other Expense	2,397.91	0.0%	9,973.28
Net Other Income	(2,397.91)	0.0%	(9,973.28)
Net Income	**(35,349.43)**	**0.0%**	**(111,434.70)**

GMANI' CRUST, LLC.
Profit & Loss
March 2005

	% of Income
Ordinary Income/Expense	
Expense	
Hotels	0.0%
Payroll Expenses	
Wages	0.0%
Social Security Expense	0.0%
Medicare Expense	0.0%
FUTA Expense	0.0%
SUTA Expense	0.0%
401-K Expense	0.0%
Total Payroll Expenses	0.0%
Utilities	
Water and Sewer	0.0%
Telephone	0.0%
Total Utilities	0.0%
Buildings and Property	
Vehicle Maintenance	0.0%
Building Maintenance	0.0%
Equipment Maintenance	0.0%
Tools & Parts	0.0%
Cleaning Expenses	0.0%
Total Buildings and Property	0.0%
General & Adminsitrative Expens	
ECP Adminsitration	0.0%
Mileage	0.0%
Bank Fees	0.0%
Business Meals	0.0%
Professional Fees	0.0%
Other Taxes & Licenses	0.0%
Total General & Adminsitrative Expens	0.0%
Total Expense	0.0%
Net Ordinary Income	0.0%
Other Income/Expense	
Other Expense	
Interest	0.0%
Total Other Expense	0.0%
Net Other Income	0.0%
Net Income	0.0%

GMANI' CRUST, LLC.
Statement of Cash Flows
January through March 2005

	Jan - Mar 05
OPERATING ACTIVITIES	
Net Income	(111,434.70)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	10.50
Inventory	(12,486.26)
Accounts Payable	(33,263.86)
Payroll Liabilities:Federal Withholding Payable	882.00
Payroll Liabilities:Social Security Payable	899.66
Payroll Liabilities:Medicare Withholding Payable	210.42
Payroll Liabilities:FUTA Payable	43.14
Payroll Liabilities:State Withholding	65.86
Payroll Liabilities:SUTA Payable	145.59
Payroll Liabilities:School District Withholding Pay	48.60
Payroll Liabilities:Accrued Worker's Comp	(431.85)
Payroll Liabilities:City Withholding Payable	80.85
Payroll Liabilities:401-K Payable	2.70
ECP Payable (Start-Up)	(12,694.98)
Net cash provided by Operating Activities	(167,922.33)
INVESTING ACTIVITIES	
Building Improvements:Leasehold Improvements (At Cost	(56,878.60)
Equipment:Bakery Equipment (At Cost)	(36,911.55)
Equipment:Moving and Set-Up Costs	(74,225.42)
Worker's Comp Deposit	(1,980.00)
Net cash provided by Investing Activities	(169,995.57)
FINANCING ACTIVITIES	
ECL Note Payable	273,000.00
Note Payable Sutton Bank	53,700.00
Net cash provided by Financing Activities	326,700.00
Net cash increase for period	(11,217.90)
Cash at beginning of period	14,317.63
Cash at end of period	3,099.73

PART III – EXHIBITS

OPERATING AGREEMENT AND BYLAWS

OF

G'MANI CRUST, LLC

TABLE OF CONTENTS

PAGE

PAGE

PAGE

OPERATING AGREEMENT
AND BYLAWS

OF

G'MANI CRUST, LLC

This Operating Agreement and these Bylaws (herein collectively called the "Agreement") are effective as of the Effective Date (as defined herein), and are executed as of the date designated in the signatory provision below, by the Person signing this Agreement as a Member, and upon the terms and conditions stated in this Agreement.

ARTICLE 1 — DEFINITIONS

The following terms and phrases used in this Agreement shall have the meanings set forth in this Article 1. Other terms and phrases are defined throughout this Agreement and shall have the meanings respectively ascribed to each such term or phrase.

1.1 Adjusted Capital Contribution Account

"Adjusted Capital Contribution Account" means an account established under Article 6 for each Member to reflect the Member's Capital Contributions as adjusted under Article 6.

1.2 Agreement

"Agreement" means this Operating Agreement and these Bylaws, as may be periodically amended.

1.3 Articles

"Articles" means the Articles of Organization of the Company as adopted and as periodically amended by the Members and filed with the Ohio Secretary of State pursuant to the Ohio Limited Liability Company Act.

1.4 Bankrupt Person

"Bankrupt Person" means a Person who: (a) makes an assignment for the benefit of creditors; or (b) files a voluntary petition in bankruptcy; or (c) is adjudicated a bankrupt or insolvent under State or Federal law; or (d) files a petition or answer in any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief proceeding under any law or rule that seeks any such relief and a period of one hundred twenty (120) days has elapsed after the commencement of such proceeding and the proceeding has not been dismissed; or (e) files an answer or other pleading admitting or failing to contest the material allegations contained in a petition filed in any proceeding described in Subsection (f) of this Section 1.4; or (g) has been subject to appointment of a trustee, receiver or liquidator for the Person or for all or any substantial part of the Person's properties without the Person's consent or acquiescence and the appointment has not been vacated or stayed within ninety (90) days after such appointment or, if stayed, the appointment has not been vacated within ninety (90) days after the granting of such stay.

1.5 Capital Contribution

"Capital Contribution" means any contribution of cash, property (at values determined by the Manager), services rendered (at values determined by the Manager) or promissory notes (or any other binding obligation to contribute cash or property or to perform services) to the Company made by or on behalf of a Member (in the capacity as a Member), reduced by (a) any liabilities of the Member assumed by the Company and (b) any liabilities to which such contributions are subject, and increased by the amount of liabilities of the Company assumed by the Member.

1.6 Code

"Code" means the Internal Revenue Code of 1986, as may be periodically amended.

1.7 Company

"Company" means G'Mani Crust, LLC, the limited liability company organized pursuant to the Articles and this Agreement and any successor entity.

1.8 Dissolution Event

"Dissolution Event" means an event, the occurrence of which will result in the dissolution of the Company under Article 12 of this Agreement.

1.9 Distribution

"Distribution" means a transfer of cash or property from the Company to a Member in accordance with Article 7 of this Agreement.

1.10 Economic Interest

"Economic Interest" means a share of the Profits and Losses of, and the right to receive Distributions from, the Company but shall not include any right to participate in the management of the affairs and operations of the Company.

1.11 Effective Date

"Effective Date" means the 26th day of July, 2004, the date on which this Agreement is effective.

1.12 Fiscal Year

"Fiscal Year" means the taxable year of the Company as determined by the Manager.

1.13 Incompetent or Incompetency

"Incompetent" or "Incompetency" herein means, with respect to any Person, an adjudication that the Person is legally incompetent by a court with valid jurisdiction whose decision is final and not subject to further appeal.

1.14 Majority-in-Interest

"Majority-in-Interest" means those Member(s) holding at least a majority of all the Voting Units entitled to Vote on a particular matter.

1.15 Majority Vote

"Majority Vote" means, with respect to any matter, the affirmative Vote of the Members holding in the aggregate more than fifty percent (50%) of the outstanding Voting Units held by all Members who Vote on such matter.

1.16 Manager

"Manager" means L. Scott Granneman or, if L. Scott Granneman dies, becomes Incompetent (as defined in this Agreement), resigns as the Manager (in accordance with this Agreement), or otherwise ceases to be a Member, then any other Person as elected by the Majority-in-Interest. The Manager is authorized to sign as "President" of Company if so desired.

1.17 Member

"Member" means any Person who or which has signed this Agreement as a Member or who or which is hereafter admitted as a Member of the Company pursuant to this Agreement.

1.18 Membership Rights

"Membership Rights" means all the rights of a Member in and to the Company, including: (a) the Member's Economic Interest; and (b) the right to participate in the management of the affairs and operations of the Company; and (c) all other rights and benefits granted to a Member under this Agreement or under the Ohio Limited Liability Company Act.

1.19 Ohio Limited Liability Company Act

"Ohio Limited Liability Company Act" (hereinafter called "Act") means the Ohio Revised Code Title 17, Chapter 1705 et. seq., as may be periodically amended.

1.20 Permitted Transferee

"Permitted Transferee" means, only with respect to the receipt of Voting Units, any Member, or the Company, or any lineal descendant of the Transferring Member, or any trust established for the benefit of such Person or for the benefit of the spouse of the Transferring Member but only if: (a) no entity serves as trustee of the trust; and (b) no Person serves as trustee of the trust unless such Person is a lineal descendant of the Transferring Member or a Member; and (c) the trustee of the trust is prohibited from distributing any portion of the Transferring Member's Membership Rights to any Person who or which is not a Member, is not the Company, or is not a lineal descendant of the Transferring Member (except that the income from the Transferring Member's Membership Rights may be distributed by the trustee to any Person designated by the Transferring Member, including the spouse of the Transferring Member); and (d) the trustee of the trust shall present documentation satisfactory to the Manager regarding such provisions of the trust as are periodically requested by the Manager.

1.21 Person

"Person" means a natural person, trust, estate, partnership, limited liability company or any incorporated or unincorporated organization, association, or other entity as designated in the Act.

1.22 Principal Office

"Principal Office" means the Company's office (as designated in Article 2) at which the Company's principal business activities are transacted and the Company's books and records are maintained.

1.23 Profits and Losses

"Profits" and "Losses" for any Fiscal Year mean the net income or net loss of the Company for such Fiscal Year (or fraction thereof), as determined in accordance with the Code and all applicable Regulations.

1.24 Regulations

"Regulations" means any temporary or final income tax regulations of the Department of the Treasury promulgated under the Code, as such regulations may be periodically changed.

1.25 Tax Matters Partner

"Tax Matters Partner" means the Manager for purposes of the Code, Regulations and this Agreement.

1.26 Transfer

"Transfer" means: (a) when used as a noun, any voluntary or involuntary (by operation of law or otherwise) conveyance, sale, gift, bequest, assignment, pledge, exchange or other disposition; and (b) when used as a verb (whether in the present, future or past tense), to convey, sell, give, bequest, assign, pledge or otherwise dispose (whether voluntarily or involuntarily).

1.27 Transferring Member

"Transferring Member" means any Member who or which desires to Transfer all or a portion of such Member's Membership Rights.

1.28 Voting Units, Non-Voting Units and Membership Units

"Voting Units" means, with regard to any Member, the number of units (determined under Article 5) exercisable by such Member to Vote upon Company matters as provided in this Agreement as of the Effective Date. Unless otherwise approved in writing by the Manager, any issuance of units after the Effective Date shall be non-voting units ("Non-Voting Units") and are not entitled to Vote upon Company matters as provided in this Agreement. When no Voting distinction is necessary, the respective terms Voting Units and Non-Voting Units are herein collectively called "Membership Units".

1.29 Vote

"Vote" means each Member's rights to vote (and the exercise of such rights to vote) the Member's Voting Units as provided in this Agreement.

1.30 Withdrawal

"Withdrawal" means, upon the occurrence of any Withdrawal Event designated in Section 11.1, a Person's ceasing to be a Member and a termination of the Person's Membership Rights.

1.31 Withdrawal Event

"Withdrawal Event" means exclusively one (1) or more of such events as are designated in Section 11.1, the occurrence of which will cause the Withdrawal of a Member under Article 11.

ARTICLE 2 — ORGANIZATION

2.1 Principal Office

The Principal Office of the Company shall be located at 512 E. Tiffin Street, Willard, Ohio 44890, and may be periodically changed by the Manager.

2.2 Purposes

The purpose for which the Company is organized is to engage in any lawful activity for which limited liability companies may be formed under the Act.

2.3 Term

The term of existence of the Company commenced on the 26th day of July, 2004, and shall continue until terminated pursuant to the provisions of Article 12.

2.4 Partnership Tax Status

When the Company has more than one Member, all Members then intend that the Company shall be treated as a partnership but solely and exclusively for Federal, State and local income tax purposes, and this Agreement shall be construed in a manner consistent with the Company's classification as a partnership for Federal, State and local income tax purposes. Any provision of this Agreement which would prevent the Company from being so classified as a partnership for such tax purposes shall be null, void and without effect.

ARTICLE 3 — BOOKS AND RECORDS

3.1 Records to be Maintained

The Manager shall maintain the following books and records on behalf of the Company at the Principal Office:

(a) A current list of the full name, in alphabetical order, and last known business or residence address of each Member;

(b) Copies of the Articles, all amendments thereto, and executed copies of any powers of attorney pursuant to which the Articles or the amendments have been executed;

(c) Copies of this Agreement, all amendments hereto, and executed copies of any powers of attorney pursuant to which this Agreement and such amendments have been executed;

(d) Copies of the Company's Federal, State, and local income tax returns and reports for at least the three (3) most recent Fiscal Years;

(e) Copies of any financial books and records (and financial statements, if any) of the Company for at least the three (3) most recent Fiscal Years;

(f) Accurate and complete information regarding the date on which each Member becomes a Member and the amount, description and the agreed upon value of any Capital Contributions;

(g) Accurate and complete information regarding each Member's Adjusted Capital Contribution Account;

(h) Accurate and complete information regarding the amount, description and agreed upon value of any Distributions; and

(i) Any other information, agreements or documents required by the Act, Code, Regulations, or this Agreement.

3.2 Member's Rights to Inspection

Each Member shall have the right to inspect and copy (at such Member's own expense) any books and records of the Company during normal business hours after delivery of reasonable written notice to the Manager. The written notice must specify the purpose(s) for the inspection, the books and records to be inspected and copied, and reasonable alternative inspection dates during normal business hours. The Member may inspect and copy the Company's books and records only at the Company's Principal Office.

3.3 Financial Records

All financial records and reports (and financial statements, if any) of the Company shall be prepared in accordance with generally accepted accounting principles consistent with past accounting practices of the Company.

ARTICLE 4 — MANAGEMENT

4.1 Management by the Manager

Except as otherwise provided in this Agreement, the Company shall be managed by the Manager. Except as otherwise provided in this Agreement, no Member (other than the Manager) shall have the right to act for or bind the Company in the ordinary course of its business.

4.2 Other Business Interests of Members

Each Member may have other business interests, may engage in any other businesses, trades or employment, and shall not be obligated to devote more time and attention to the conduct of the Company's business as shall be required under this Agreement or by the Act for the reasonable and proper operation and management of the Company's affairs.

4.3 Limitations on Members Activities Regarding the Company

Except as otherwise provided in Section 4.4, no Member shall have the authority to take any of the following actions on behalf of the Company without the affirmative Vote of the Manager: (a) make, deliver or execute any general assignment for the benefit of creditors; (b) prevent the Company from carrying on its normal business activities; (c) confess a judgment against the Company; (d) submit a claim or liability of the Company to arbitration or reference; (e) dispose of the Company's goodwill; and/or (f) contract on behalf of the Company or otherwise bind the Company.

4.4 Powers and Duties of the Manager

Notwithstanding any contrary provision in this Article 4 and in addition to other powers and authority granted to the Manager in any other provision of this Agreement, the Manager shall have the exclusive power and authority to manage, control and make all decisions affecting the business, affairs and assets of the Company, including (but not limited to) the power to:

(a) Take, authorize and approve all actions and make or approve all expenditures in furtherance of the purposes, businesses and activities of the Company;

(b) Determine the amount of compensation to be paid for services performed for the Company, including (but not limited to) compensation payable to any Member;

(c) Open checking and savings accounts and deposit, withdraw and maintain funds in the name of the Company in banks, savings and loan associations, and other financial institutions upon terms and conditions as the Manager determines;

(d) Cause the Company to employ or engage any Person for the operation and management of any and all businesses and activities of the Company and its properties, including (but not limited to) accountants and attorneys, upon such terms and for such compensation as the Manager determines;

(e) Negotiate, execute and deliver leases (as lessor or lessee) of any personal property or real estate owned by or leased to the Company;

(f) Negotiate, execute and deliver all contracts on behalf of the Company, including (but not limited to) any contract for the purchase of any real or personal property for, or the sale of any real or personal property of, the Company;

(g) Negotiate, execute and deliver any note, mortgage, guarantee, or other encumbrance upon any Company property or any indemnity bond, surety bond or accommodation paper;

(h) Represent the Company in all dealings with the Internal Revenue Service and all other State, local and foreign taxing authorities;

(i) Settle, compromise, release, transfer, assign, pledge or otherwise deal with or dispose of any claim, debt, obligation or liability for or against the Company;

(j) Regulate and govern the management of the Company's business and other affairs;

(k) Establish, alter, change, discontinue and/or terminate the Company's fringe benefit plans or programs;

(l) On the Company's behalf, purchase or otherwise acquire, invest in, hold, encumber, sell, exchange, transfer, dispose of and/or lease (as lessee or lessor) any real or personal property for the operation and/or expansion of the Company;

(m) On the Company's behalf, form or acquire the ownership or control of corporations, partnerships, limited liability companies, and/or other business entities;

(n) On the Company's behalf, borrow money, prepay (partially or fully) and refinance such borrowings, and issue, sell and pledge the Company's notes and other evidences of indebtedness and secure any of the Company's obligations by mortgage, pledge or deed of trust regarding any or all of the Company's property and guarantee or secure obligations of any person or entity;

(o) Invest the Company's funds and any deposits, shares, securities or other assets whether of short-term or long-term duration;

(p) On the Company's behalf, execute, acknowledge and/or certify any document(s) or instrument(s) of the Company in one or multiple capacities;

(q) Cause the Company to merge with or into or to consolidate or otherwise combine with any other limited liability company, corporation, or business; acquire all or substantially all the assets of any other limited liability company, corporation or business; and/or to sell all or substantially all the Company's assets to any other limited liability company, corporation or business;

(r) Loan the Company's funds or extend credit to any Person with or without security;

(s) Make or cause to be made any alterations or additions in or to any property or assets of the Company and construct any buildings and other improvements on the Company's real estate;

(t) Purchase liability and other insurances covering the Company's business activities and assets; and

(u) On the Company's behalf, make any elections required by the Code.

Notwithstanding any contrary provision in this Agreement, the Manager: (a) shall exercise all the powers and authority designated in this Section and in any other provision of this Agreement in a fiduciary capacity, for and on behalf of the Company; and (b) may periodically delegate any one (1) or more of the foregoing powers and authority to any Person and, at any time, may revoke (partially or wholly) such delegation. No delegation shall constitute a waiver of the Manager's powers or authority.

4.5 Compensation of the Manager

The Manager may be paid reasonable compensation from the funds of the Company for any and all services rendered or duties performed in connection with the management of the Company as determined in good faith by the affirmative Vote of the Majority-in-Interest. The Manager shall be entitled to reimbursement by the Company for out-of-pocket expenses reasonably incurred by the Manager in the performance of the Manager's duties and powers hereunder.

4.6 Other Businesses and Activities of the Manager

All Members hereby expressly understand and agree that the Manager shall not be required to devote the Manager's entire time or attention to the business of the Company and shall not be restricted in any manner from participating in other businesses or activities, even if competitive with the business of the Company.

4.7 Reliance on Acts of the Manager

No financial institution or any other Person dealing with the Manager shall be required to ascertain whether the Manager is acting in accordance with this Agreement, but such financial institution or such other Person shall be protected in relying solely upon the actions, representations, deed, transfer, or the assurance of and the execution of any instrument or instruments by the Manager.

4.8 Liability of the Manager

The Manager shall not be liable to the Company, to any other Member or to any other Person for any actions taken in good faith and reasonably believed to be in the best interests of the Company but shall be liable only for willful misconduct, fraud or gross negligence.

4.9 Resignation of the Manager

The Manager may resign at any time by delivering thirty (30) days' prior written notice to the Company. Upon receipt of the written notice of resignation of the Manager, the Majority-in-Interest shall promptly act to elect a Manager in accordance with Section 1.16 of this Agreement.

ARTICLE 5 — MEMBERS

5.1 Voting Units

At the time of a Vote by the Members upon any Company matter properly submitted to the Members as provided in this Agreement, each voting Member shall be allocated and shall hold a number of Voting Units (to Vote upon such matter) equal to the number of Voting Units designated on Exhibit 5.1 (as may be periodically amended). Only Members holding Voting Units shall be entitled to Vote upon any Company matter properly submitted to the Members as provided in this Agreement.

5.2 Liability of Members

No Member shall be personally liable for or be bound by the liabilities, debts or obligations of the Company, except as otherwise expressly provided by the Act. The failure of the

Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not impose personal liability or responsibility on the Members for the liabilities, debts and obligations of the Company.

5.3 Representations and Warranties

Each Member hereby represents and warrants to each other Member and to the Company that: (a) the Member is acquiring the Membership Rights for the Member's own account as an investment and without an intent to sell, assign, transfer or distribute the Membership Rights; and (b) the Member acknowledges that the Membership Rights have not been registered under the Securities Act of 1933, as amended, or any State securities laws and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such registration; and (c) the Member has had access to any and all information concerning the Company which the Member has requested and all the Member's questions have been answered in a satisfactory manner to make a proper evaluation of the Member's acquisition of the Membership Rights; and (d) the Member has had sufficient opportunity to obtain the advice of legal, accounting and tax counsel regarding acquisition of the Membership Rights.

5.4 Meetings of Members

An Annual Meeting of the Members may be held each year within four (4) months after the end of the Fiscal Year for the purpose of transacting such business as may come before the Meeting, if requested by the Manager or any Member or Members holding at least fifty percent (50%) of the Voting Units; provided, however, that the failure to hold an Annual Meeting shall not cause dissolution of the Company. Special Meetings of the Members, for any purpose or purposes, may be called by the Manager or by any Member or Members holding at least fifty percent (50%) of the Voting Units. Regular Meetings may be established and held as determined by the Manager. The Manager shall designate any place (either within or outside the State of Ohio) as the location for any Meeting of the Members. If no designation is made, the place of Meeting shall be the Principal Office of the Company. Members may participate in any Annual or Special Meeting through the use of any means of communication by which all of the Members may simultaneously hear each other during the Meeting. A Member participating in a Meeting by such means is deemed to be present in person at the Meeting.

5.5 Notice and Record Date of Meetings

Except as otherwise provided in this Agreement, written notice stating the place, day and hour of a Member Meeting and the purpose or purposes for which the Meeting is called shall be delivered or caused to be delivered (either personally or by mail) by the Person(s) calling the Meeting, not less than seven (7) nor more than sixty (60) days before the date of the Meeting to each Member entitled to Vote at the Meeting. If mailed, such notice shall be deemed to be delivered two (2) calendar days after being deposited in the United States mail, if addressed to the Member at such Member's address as it appears on the books of the Company and with postage thereon prepaid. Members may waive prior notice by attending the Meeting or by executing a written waiver of notice before or after the Meeting. The date on which notice of the Meeting is mailed shall be the record date for such determination of Members entitled to notice of or to Vote at any Meeting of Members.

5.6 Quorum

A Majority-in-Interest (represented in person or by proxy) constitutes a quorum at any Meeting of Members. A quorum must exist as a condition precedent to (and at the time of) the transaction of any business or the Vote upon any matter submitted to the Members. Whether or not a quorum exists, any Member Meeting may be adjourned by a Vote of the majority of the Voting Units represented at the Member Meeting.

5.7 Voting

Each Member shall have one (1) Vote for each Voting Unit allocated to such Member with respect to all matters on which Members are permitted to act or Vote by this Agreement or by the Act. A Member may Vote only in person or by a proxy executed in writing by the Member. Such proxy shall be filed with the Manager, before or at the time of the Meeting, and shall be valid only for the Membership Meeting designated therein and may name as proxy only another Member to Vote the proxies granted thereunder.

5.8 Action by Members Without a Meeting

Any action required or permitted to be taken at a Meeting of Members may be taken without a Meeting, if the action is evidenced by one (1) or more written consents describing the action taken, signed by the Members approving such action and delivered to the Manager for filing with the Company records. The written consent will be effective if signed by Members holding the number of Voting Units required by this Agreement or the Act to approve the action. Any action taken hereunder is effective when the Members holding the number of necessary Voting Units have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a Meeting shall be the date the first Member signs a written consent.

5.9 Conflicts of Interests

A Member shall be entitled to enter into transactions that may be competitive with the business of the Company. Neither the Company nor any Member shall have any right under this Agreement to share or participate in such other transactions. No transaction between the Company and a Member shall be void or voidable solely because the Member has a direct or indirect interest therein.

ARTICLE 6 — CAPITAL CONTRIBUTIONS AND ADJUSTED CAPITAL CONTRIBUTION ACCOUNTS

6.1 Initial Capital Contributions

Each Member shall make an initial Capital Contribution in the amount, as set forth opposite that Member's name on Exhibit 6.1 (attached hereto and incorporated herein by reference).

6.2 Additional Capital Contributions

No Member shall be obligated to make additional Capital Contributions to the Company. No Member shall make additional Capital Contributions without the approval of the Manager.

6.3 Adjusted Capital Contribution Accounts

A separate Adjusted Capital Contribution Account shall be established and maintained for each Member to reflect such Member's initial Capital Contribution under Section 6.1. The Adjusted Capital Contribution Account shall be increased by any additional Capital Contributions by the Member under Section 6.2 and shall be decreased by any Distributions to the Member under Section 7.2. The Adjusted Capital Contribution Account shall also be increased by any Profits allocated to the Member under Section 7.1 and any item of income, gain and credits specially allocated under Section 8.4 and shall be decreased by any Losses allocated to the Member under Section 7.1 and any items of deductions and losses specially allocated under Section 8.4. As determined by the Manager in his sole discretion, the Adjusted Capital Contribution Account may be further adjusted to reflect the increase or decrease in the fair market value of the Company's assets (less all liabilities of the Company) immediately prior to the admission of any new Member under Article 10 and to reflect the increase or decrease in the fair market value of an asset of the Company immediately prior to the distribution of such asset to a Member. Notwithstanding any contrary provision of this Agreement, each Member's Adjusted Capital Contribution Account shall at all times be maintained in accordance with the requirements of Section 704(b) of the Code and the applicable Regulations.

6.4 Negative Adjusted Capital Contribution Account

No Member shall be required or obligated to restore a negative balance in the Member's Adjusted Capital Contribution Account.

6.5 No Interest on Capital Contributions

No Member shall be entitled to interest on the Member's Capital Contributions.

6.6 Return of Capital Contributions

Except as otherwise provided in this Agreement, no Member shall have the right to receive the return or distribution of any Capital Contribution.

6.7 Title to Property

Title to all property contributed to or otherwise acquired by the Company shall be held in the name of the Company.

ARTICLE 7 — ALLOCATIONS AND DISTRIBUTIONS

7.1 Allocations of Profits and Losses

For each Fiscal Year, all Profits and Losses shall be allocated to Members in proportion to each Member's respective Membership Units determined on the date(s) of the allocation.

7.2 Distributions

Discretionary Distributions to Members may be periodically made when and as determined only by the Manager (in his sole discretion). Upon such determination, all discretionary Distributions shall be made to all Members in proportion to each Member's Membership Units on the date(s) of the Distribution(s); provided, however, that Distributions in anticipation of a Dissolution Event or subsequent to a Dissolution Event shall be made as provided in Article 12.

ARTICLE 8 — TAX MATTERS

8.1 Method of Accounting For Tax Purposes

The Company shall elect such method of Federal income tax accounting as determined by the Manager.

8.2 Fiscal Year

The Company's Fiscal Year for Federal income tax purposes shall be established and may be periodically changed by the Manager.

8.3 Tax Elections

All Federal and State tax elections affecting the Company shall be made by a determination of the Manager.

8.4 Tax Allocations

Notwithstanding Article 6, Article 7 or any contrary provision in this Agreement, a Member's share of income, gains, losses, deductions or credits determined under the Code shall be allocated to such Member in accordance with this Section 8.4, but only if an allocation (herein called the "Defective Allocation") of such distributive share under any other provision of this Agreement: (a) does not have substantial economic effect within the meaning of Section 704(b) of the Code and the related Regulations; or (b) does not take into account the variation between the adjusted tax basis of applicable property contributed to the Company for Federal income tax purposes and the value of such property (as designated in this Agreement) in accordance with Section 704(c) of the Code and the related Regulations (herein called the "Allocation Regulations").

All Defective Allocations shall be re-allocated among the Members in accordance with the Allocation Regulations as follows: (a) the Company shall modify the Adjusted Capital Contribution Account for each Member as required by the Allocation Regulations; and (b) upon liquidation of the Company or any Member's Membership Rights, Distributions shall be made in accordance with the positive Adjusted Capital Contribution Account (as modified herein) balances of the Members; and (c) this Agreement shall be deemed to contain a "qualified income offset" provision (within the meaning of the Allocation Regulations); and (d) no allocation shall cause or increase a deficit balance in a Member's Adjusted Capital Contribution Account as of the end of the Company's Fiscal Year to which such allocation relates; and (e) all non-recourse deductions shall be allocated among the Members in a manner that is reasonably consistent with allocations of other Company items attributable to the property securing the non-recourse debt; and (f) this Agreement shall be deemed to contain a "minimum gain charge back" provision (within the meaning of the Allocation Regulations).

ARTICLE 9 — TRANSFERS OF MEMBERSHIP RIGHTS

9.1 Limitations on Lifetime Transfers

Except as otherwise expressly permitted in this Agreement, no Member holding Non-Voting Units shall Transfer (whether by operation of law or otherwise) during the Member's lifetime (or, if the Member is a trust, corporation, limited liability company or other entity or organization, during such Member's existence) all or any portion of the Transferring Member's Membership Rights without the prior written consent of the Manager. Each Member hereby acknowledges the reasonableness of this limitation on Transfer because of the purposes of the Company and the relationship among the Members. The attempted Transfer of any portion or all of the Transferring Member's Membership Rights in violation of this Agreement shall be deemed invalid, null and void, and without effect. Any Person to whom a Membership Right is attempted to be transferred in violation of this Agreement shall not be entitled to Vote on matters coming before the Members, participate in the management of the Company, receive Distributions from the Company, or have any other rights in or with respect to the Membership Rights.

Notwithstanding any contrary provision in this Agreement, a Member holding Voting Units may Transfer (whether by operation of law or otherwise) during the Transferring Member's lifetime (or, if the Transferring Member is a trust, corporation, limited liability company or other entity or organization, during such Transferring Member's existence) all or any portion of the Transferring Member's Membership Rights without such prior written consent if the Transferring Member Transfers the Membership Rights to a Permitted Transferee as defined in Section 1.20 of this Agreement.

9.2 Requirements for Effectiveness of Transfers

As a condition to any proposed lifetime, testamentary or any other Transfer of Membership Rights, the Manager may require the Transferring Member and/or the proposed transferee to execute instruments of transfer, assignment and assumption and other documents and to perform all other acts which the Manager reasonably requires to: (a) confirm that the Person acquiring Membership Rights has agreed to be subject to and bound by this Agreement, as it may be further amended; (b) preserve the Company's status under the laws of each jurisdiction in which the Company is qualified, organized or does business after the Transfer; (c) maintain the Company's classification as a partnership for Federal, State and local income tax purposes; and (d) assure compliance with any applicable state and Federal laws (including, but not limited to, securities laws and regulations).

9.3 Compliance with Federal and State Securities Laws

(a) No Membership Rights shall be issued, sold, offered for sale, hypothecated, pledged, assigned, disposed of or otherwise Transferred (whether by reason of death, sale, gift, assignment, order of court, any judicial process or otherwise) unless: (i) such Membership Rights have been duly registered under the Securities Act of 1933, as amended, pursuant to an effective registration statement contemplating the transaction or transactions in which the Membership Rights are to be sold, offered for sale, hypothecated, assigned, pledged, disposed of, or otherwise Transferred; or (ii) the Company has received the written opinion of counsel satisfactory to the Company to the effect that the proposed transaction regarding the Membership Rights will be exempt from registration under the Securities Act of 1933.

(b) Any certificates evidencing the Company's Membership Rights shall bear a legend in substantially the following form:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, OFFERED FOR SALE, HYPOTHECATED, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS: (A) SUCH SECURITIES ARE REGISTERED UNDER SAID ACT; OR (B) THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH PROPOSED SALE OR OFFER OR OTHER DISPOSITION DOES NOT REQUIRE REGISTRATION OF SUCH SECURITIES UNDER SAID ACT.

ARTICLE 10 — ADDITIONAL MEMBERS

10.1 Admission of New Members

Except as otherwise provided in this Agreement, additional Persons may be admitted to the Company as new Members only upon determination of the Manager.

10.2 Procedure for Admission

Upon the admission of a new Member, the Manager shall have the exclusive authority and power (notwithstanding any contrary provision in this Agreement) to amend Exhibit 6.1 to reflect the new Member(s) and, as a condition precedent to such admission, the new Member(s) shall execute all documents required by the Manager to evidence the new Member's acquisition of Membership Rights and agreement to be bound by the terms and conditions of this Agreement (including, but not limited to, those documents designated in Section 9.2 pertaining to a Transfer of Membership Rights).

ARTICLE 11 — WITHDRAWAL OF A MEMBER

11.1 Events of Withdrawal

A Member ceases to be a Member and shall be deemed to have withdrawn as a Member (herein called a "Withdrawn Member") only upon the occurrence of any of the following Withdrawal Events:

(a) The voluntary withdrawal, resignation or retirement of a Member under Section 11.5 of this Agreement;

(b) The expulsion of a Member under Section 11.4 of this Agreement;

(c) If so determined by the Manager, a Member's becoming a Bankrupt Person;

(d) If a Member is a natural person, the death of the Member but not the adjudication that the Member is Incompetent;

(e) If a Member is a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee);

(f) A Member's Transfer of all the Member's Membership Rights under Article 9 of this Agreement; or

(g) If a Member is an organization other than a corporation, the dissolution and commencement of winding up of that organization.

11.2 Continuation of the Company upon Withdrawal

Upon a Member's Withdrawal from the Company, the Company shall not dissolve under the Act or Article 12 of this Agreement and shall continue without interruption or change, except for the liquidation of the Withdrawn Member's Membership Rights under Section 11.6.

11.3 Liability of Withdrawing Member

If a Member's Withdrawal is caused by any Withdrawal Event designated in Sections 11.1(b) or (c) of this Agreement (herein called an "Unauthorized Withdrawal Event"), the Withdrawn Member shall be liable to the Company and to all other Members for all damages arising (directly or indirectly) as a result of such Unauthorized Withdrawal Event. All amounts otherwise due to the Withdrawn Member by the Company or by the other Members shall be reduced and offset by such damages, and the reduction shall accrue first to the Company and then pro-rata to the other Members based upon the ratio of the Membership Units of each Member to the Membership Units of all the non-withdrawing Members.

11.4 Expulsion of a Member

A Member may be expelled as a Member from the Company (and thereupon shall be deemed to have withdrawn as a Member under Article 11.1), if: (a) such Member has breached any provision of this Agreement, which breach is not cured within thirty (30) days after notice thereof has been provided to the breaching Member by the Manager; or (b) a Member's Economic Interest becomes subject to an involuntary Transfer by operation of law.

11.5 Voluntary Withdrawal, Resignation or Retirement of a Member

A Member may voluntarily withdraw, resign or retire as a Member from the Company only upon the prior approval of the Manager (in the Manager's sole discretion).

11.6 Liquidation or Transfer of Membership Rights Upon Withdrawal

(a) Upon the Withdrawal of any Member (other than under Section 11.1(f)), the Company shall liquidate the Withdrawn Member's Membership Rights as provided in this Section 11.6, except as otherwise provided in Sections 11.6(f) and (g).

(b) The value of the Membership Rights of any Withdrawn Member (herein called the "Liquidation Value") shall be determined as of March 31st prior to the Withdrawal (herein called the "Valuation Date") and shall equal the value of the Company on the Valuation Date (as determined in this Section) multiplied by a fraction whose numerator is the Withdrawn Member's Membership Units on the date of the Withdrawal Event and whose denominator is the total Membership Units of all Members on the date of the Withdrawal Event. For purposes of this Section, the aggregate Liquidation Value of the Company for each calendar year shall be determined by Company with the approval of the Manager. Within sixty (60) days after the Valuation Date, the Company shall liquidate the Withdrawn Member's Membership Rights and the date of such liquidation is herein called the "Liquidation Date".

(c) The Company shall pay the Withdrawn Member the Liquidation Value for the Withdrawn Member's Membership Rights on the Liquidation Date; provided, however, that if the Withdrawn Member's Membership Units constitute at least two percent (2%) of the aggregate number of Membership Units on the date of the Withdrawal Event, then Company may elect to pay the Liquidation Value for the Withdrawn Member's Membership Rights in up to forty-eight (48) equal monthly installments commencing on the Liquidation Date, together with interest upon the unpaid balance at the Applicable Federal Rate, computed and determined in the manner required by the Code, as may be periodically amended.

(d) On the Liquidation Date, the Company shall deliver to the Withdrawn Member (or the Withdrawn Member's estate or legal representative) a check for payment in full of the Liquidation Value or, if applicable, the Company's signed and executed promissory note (herein called the "Promissory Note") evidencing the Company's obligation to pay the Liquidation Value together with interest under Section 11.6(c). The Promissory Note shall further provide that, at any time(s), the Company may accelerate payments of the principal and/or accrued interest under the Promissory Note without penalty and that all payments made under the Promissory Note shall be applied first to accrued interest and thereafter to principal.

(e) A Member may designate a Person as such Member's "TOD Beneficiary" (as defined herein) provided that such designation complies with Sections 1709.01 through 1709.11 of the Ohio Revised Code (as may be periodically amended). If the TOD Beneficiary is a Permitted Transferee as defined in Section 1.20, the Member's Membership Rights shall Transfer to the TOD Beneficiary immediately and automatically upon the Member's death; whereupon, the TOD Beneficiary shall become a Member provided that such TOD Beneficiary complies with all requirements governing Members under this Agreement (including, but not limited to, Section 9.2). If the TOD Beneficiary is not a Permitted Transferee, then upon the Member's death, the Member's Membership Rights shall be liquidated and, thereupon, the Liquidation Value shall be paid to the TOD Beneficiary as provided in this Article 11. For purposes of this Section 11.6(e), the term "TOD Beneficiary" means any Person designated in a written instrument which complies with Sections 1709.01 through 1709.11 of the Ohio Revised Code (as may be periodically amended) and which is signed by the Member and delivered to the Company during the Member's lifetime; if a Member does not file such a written document with the Company, then the Member shall be deemed not to have designated a TOD Beneficiary and, as to such Member, this Section 11.6(e) shall not apply.

(f) Notwithstanding any contrary provision in this Agreement, upon the death of any Member (herein called the "Deceased-Member"), the Deceased-Member's Membership Rights shall not be liquidated as provided in this Section 11.6 if the Deceased-Member's Membership Rights Transfer (because of such death) to a Permitted Transferee (as defined in Section 1.20); provided, however, that as a condition precedent to any such Transfer, the Permitted Transferee must first agree to be bound by all terms and conditions of this Agreement and comply with all requirements for Membership under this Agreement (including, but not limited to, Section 9.2). Upon such Transfer to a Permitted Transferee, the Permitted Transferee shall be deemed to be admitted as an additional Member under Article 10 or, if already a Member, such Permitted Transferee's Adjusted Capital Contribution Account and Membership Rights shall be modified to reflect the Adjusted Capital Contribution Account and the Membership Rights of the Deceased-Member.

(g) Notwithstanding any contrary provision in this Agreement, upon the termination of any Member which is a trust or upon the dissolution (or revocation of the charter) of any Member which is a corporation, limited liability company, or other entity or organization, such Member's Membership Rights shall not be liquidated as provided in this Section 11.6 if such Member's Membership Rights Transfer (because of such termination, dissolution or revocation) to a Permitted Transferee (as defined in Section 1.20); provided, however, that as a condition precedent to any such Transfer, the Permitted Transferee must first agree to be bound by all terms and conditions of this Agreement and comply with all requirements for Membership under this Agreement (including, but not limited to, Section 9.2). Upon such Transfer to a Permitted Transferee, the Permitted Transferee shall be deemed to be admitted as an additional Member under Article 10 or, if already a Member, such Permitted Transferee's Adjusted Capital

Contribution Account and Membership Rights shall be modified to reflect the Adjusted Capital Contribution Account and the Membership Rights of the Transferring Member.

ARTICLE 12 — TERMINATION, DISSOLUTION AND WINDING UP

12.1 Termination and Dissolution

The Company shall be terminated and dissolved and its affairs wound up upon the first to occur of the following Dissolution Events: (a) the unanimous written consent or Vote of all of the Members entitled to Vote; (b) the entry of a decree of judicial dissolution; or (c) a determination to dissolve and terminate by the Manager. Upon the occurrence of any Dissolution Event, a certificate of dissolution containing the information required by the Act shall be delivered to the Secretary of State for filing.

12.2 Winding Up

Upon dissolution of the Company, the Manager shall wind up all the Company's affairs, liquidate all the Company's assets as promptly as is consistent with obtaining their fair value, and distribute the Company's assets in the following order: (a) to creditors of the Company (including Members who are creditors), as permitted by law, in satisfaction of liabilities of the Company; and (b) unless otherwise required under Section 8.4, to Members in proportion to the ratio that each Member's Membership Units bears to the Membership Units of all Members.

Liquidation proceeds shall be distributed within ninety (90) days after the date of liquidation. Such distributions shall be in cash or property (which need not be distributed proportionately) or partly in both, as determined by the Manager. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged (or reasonably adequate provision therefor has been made) and all of the remaining assets of the Company have been distributed to the Members.

ARTICLE 13 — INDEMNIFICATION

13.1 Definitions

For purposes of this Article, the following words and phrases shall have the meanings designated below:

(a) "Claim" means, with respect to any Indemnified Individual, any and all threatened, pending or completed claims, actions, suits or proceedings (whether civil, criminal, administrative, investigative or otherwise and whether under State or Federal law) and any and all appeals related thereto.

(b) "Indemnified Individual" means: (i) such past, present and future Members and Managers as determined by the Manager; and (ii) as the Manager may periodically determine, such employees and other agents of the Company acting in any capacity at the request of or on behalf of the Company.

(c) "Liabilities" means any and all judgments, decrees, fines, investigation costs, penalties, fees, amounts paid in settlement, costs, losses, expenses (including, but not limited to, attorneys' fees and court costs), charges, and any other liabilities actually incurred by an Indemnified Individual with respect to any Claim, either before or after final disposition of the Claim.

13.2 Indemnification for Third-Party Claims

To the fullest extent authorized or permitted by law, all Members hereby determine that the Company shall indemnify and save harmless any and all Indemnified Individuals from and against all Liabilities arising or resulting from any Claim (other than a Claim by or in the right of the Company), under which the Indemnified Individual is a party or participant because of actions or omissions of the Company or of the Indemnified Individual or of any Member, Manager, employee, agent or other Person acting in any capacity at the request of or on behalf of the Company.

13.3 Indemnification for Claims by or through the Company

To the fullest extent authorized or permitted by law, all Members hereby determine that the Company shall indemnify and save harmless any and all Indemnified Individuals from and against all Liabilities arising or resulting from any Claim by or in the right of the Company, under which the Indemnified Individual is a party or participant because of actions or omissions of the Company or of the Indemnified Individual or of any Member, Manager, employee, agent or other Person acting in any capacity at the request of or on behalf of the Company.

13.4 Release from Liability and Contribution

To the fullest extent authorized or permitted by law, no Indemnified Individual shall be liable to the Company or to any other Person and no Claim shall be maintained against any Indemnified Individual by the Company (or, for the Company's benefit, by any other Member or Person) because of any action or omission (except for gross negligence or willful misconduct, unless otherwise determined by the Manager) of such Indemnified Individual in any capacity at the request of or on behalf of the Company; provided, however, that an Indemnified Individual shall be liable to the Company for the Indemnified Individual's gross negligence or willful misconduct, unless otherwise determined by the Manager. To the fullest extent authorized or permitted by law, no Indemnified Individual shall be responsible for or be required to contribute to the payment of any Liability incurred by the Company or by any other Indemnified Individual because of the actions or omissions (except for gross negligence or willful misconduct, unless otherwise determined by the Manager) of any Indemnified Individual serving in any capacity at the request of or on behalf of the Company; provided, however, that an Indemnified Individual shall be liable to the Company and to any other Indemnified Individual for the Indemnified Individual's gross negligence or willful misconduct, unless otherwise determined by the Manager.

13.5 Subrogation

To the extent of any payment by the Company under this Article, the Company: (a) shall be subrogated to all the Indemnified Individual's rights of recovery from any other Person and, as a condition precedent to any indemnification or other rights under this Article 13, such Indemnified Individual shall execute all reasonable documents and take all reasonable actions requested by the Company to implement the Company's right of subrogation; and (b) hereby waives any right of subrogation against or contribution from an Indemnified Individual.

13.6 Insurance and Similar Protection

Whether or not the indemnification, release and other provisions of Section 13.2, Section 13.3 or Section 13.4 apply, the Company may purchase and maintain insurance upon and/or furnish similar protection (including, but not limited to: trust funds, letters of credit and self-insurance) for any Indemnified Individual to cover any Liability such Indemnified Individual might incur from the exercise of the Indemnified Individual's duties for the Company or from such Indemnified Individual's capacity as an agent or representative of the Company.

13.7 Other Rights

The provisions of this Article shall be in addition to and shall not exclude or limit any rights or benefits to which any Indemnified Individual is or may be otherwise entitled: (a) as a matter of law or statute; (b) by the Articles, this Agreement or any bylaws; (c) by any agreement; (d) by the Vote of the Majority-in-Interest; (e) by determination of the Manager; or (f) otherwise.

13.8 Conditions

(a) As a condition precedent to the indemnification, release and/or performance of any other obligation of the Company under this Article, the Indemnified Individual must first: (1) promptly notify the Manager of any actual or potential Claim; and (2) authorize and permit the Company, in its sole discretion, to choose any legal counsel to defend and otherwise handle the Claim and all proceedings and matters related thereto (including, but not limited to, any counter-claims, cross-claims and defenses); and (3) permit the Company to assume total, complete and exclusive control of the Claim and all proceedings and matters related thereto (including, but not limited to, any counter-claims, cross-claims and defenses); and (4) in all respects, promptly cooperate with the Company and its counsel in the defense of the Claim and in the prosecution of any counter-claims, cross-claims and other defenses.

(b) At the option of the Manager, the Company's obligations under this Article shall immediately and automatically cease and terminate for any Member whose withdrawal is caused by a Withdrawal Event designated in Sections 11.1(b) or (c) or in Section 11.4.

ARTICLE 14 — MISCELLANEOUS PROVISIONS

14.1 Entire Agreement

This Agreement constitutes the sole and exclusive Operating Agreement and Bylaws for the Company and, further, evidences the entire agreement among the Members regarding the subject matter hereof and supersedes all prior or contemporaneous verbal or written agreements, negotiations and understandings regarding the subject matter hereof.

14.2 Amendment or Modification of this Agreement

This Agreement may be periodically amended or modified only by a written instrument which is clearly designated as an amendment or modification to this specific Agreement and which is approved and signed by the Manage.

14.3 No Partnership Intended for Non-Tax Purposes

When the Company has more than one Member, such Members do not intend to be partners with each other or partners as to any third-party. To the extent any Member (by word or action) represents to another Person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs any liability by reason of such wrongful representation.

14.4 Rights of Creditors and Third-Parties Under this Agreement

This Agreement is executed by the Members for the exclusive benefit of the Company, its Members, and their respective heirs, executors, administrators, successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by law, no creditor or third-party shall have any rights under this Agreement or any other agreement between the Company and any Member with respect to any Capital Contribution, Distribution or otherwise.

14.5 Notice

All notices required or permitted by this Agreement shall be written. Notice to the Company shall be mailed (by certified United States mail, return receipt requested) to its Principal Office or personally delivered to the Manager. Notice to a Member shall be mailed (by certified United States mail, return receipt requested) or personally delivered to the Member at the Member's address listed on Exhibit 6.1, as periodically amended, unless such Member has notified the Company in writing of a different address. All notices mailed in accordance with this Section shall be deemed given upon the expiration of three (3) days after such mailing.

14.6 Severability

Every Article, Section and other provision of this Agreement are intended to be severable. If any Article, Section, or other provision of this Agreement is illegal or invalid for any reason, the illegality or invalidity shall not affect the legality or validity of any other Article, Section or provision of this Agreement.

14.7 Word Usage

Where the context of this Agreement requires, words used in the masculine shall include the feminine and neuter; words in the singular, the plural; and vice-versa. Titles and headings for Articles and Sections are for convenience only and shall not be used to expand, contract or otherwise interpret any provision of this Agreement.

14.8 Binding Effect

Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Company and all Members and their respective heirs, executors, administrators, legatees, legal representatives, successors and assigns.

14.9 Counterparts

This Agreement may be executed in any number of counterparts with the same effect as if all Members executed the same document. All such counterparts shall constitute one and the same integrated agreement.

14.10 Ohio Law Controlling

This Agreement is executed in the State of Ohio and, except as otherwise expressly provided herein, Ohio's laws (including the Act) shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the Members.

14.11 Jurisdiction and Venue

Subject to Article 15, all disputes, controversies, litigation, proceedings and actions arising under this Agreement shall be brought and venued exclusively in State courts located within the County where the Principal Office is then located. All Members (individually and jointly) hereby consent to the exercise of personal jurisdiction by such State courts regarding any such dispute, controversy, proceeding or litigation arising hereunder.

14.12 REPRESENTATION

EACH MEMBER HEREBY ACKNOWLEDGES AND AGREES THAT THE COMPANY'S LEGAL COUNSEL PREPARED THIS AGREEMENT ON BEHALF OF AND IN THE COURSE OF LEGAL REPRESENTATION OF THE COMPANY, AS DIRECTED BY THOSE PERSON(S) SO AUTHORIZED BY THE ACT AND/OR THIS AGREEMENT, AND THAT EACH MEMBER HAS BEEN ADVISED THAT:

(A) THE COMPANY'S LEGAL COUNSEL REPRESENTS THE INTERESTS OF THE COMPANY ONLY AND DOES NOT REPRESENT THE INTERESTS OF THE MEMBERS OR ANY PARTICULAR MEMBER IN CONNECTION WITH THE PREPARATION AND/OR EXECUTION OF THIS AGREEMENT; AND

(B) A CONFLICT OF INTEREST MAY EXIST BETWEEN THE MEMBER'S INTERESTS AND THOSE OF THE COMPANY AND THE OTHER MEMBERS; AND

(C) THE MEMBER SHOULD OBTAIN THE ADVICE OF INDEPENDENT LEGAL AND TAX COUNSEL PRIOR TO THE EXECUTION OF THIS AGREEMENT.

14.13 Waiver

No course of dealing between or among the Members or the Company, no waiver by the Company or by any Member and no refusal or neglect of any Member or the Company to exercise any right hereunder or to enforce compliance with the terms of this Agreement shall constitute a waiver of any provision herein, unless such waiver is expressed in writing by the waiving Person and is clearly designated as a waiver to a specific provision(s) of this Agreement.

14.14 Confidentiality

Without the prior approval of the Manager, no Member shall divulge or Transfer to any third-party any information regarding the Company or its Members, employees, customers, or agents which is not known to the public.

ARTICLE 15 — ARBITRATION

Any dispute arising out of or relating to this Agreement (including a breach hereof) or the operation of the business of the Company shall be settled by arbitration in Avon, Ohio, in accordance with the rules of the American Arbitration Association then existing; provided, however, that discovery as provided under the Ohio Rules of Civil Procedure shall be available to all parties to the arbitration. This agreement to arbitrate shall be specifically enforceable and the arbitration award shall be final and judgment may be entered thereupon in any court having jurisdiction over the subject matter of the dispute. Each party to the arbitration shall pay such party's legal fees and other costs and expenses of the arbitration.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date designated opposite each Member's signature below.

Date:____________________________

L. Scott Granneman

L. Scott Granneman

\- Member -

EXHIBIT 5.1 AND
EXHIBIT 6.1

Member and Address	Initial Capital Contribution	Date	Voting Units
L. Scott Granneman 536 Butte Street Willard, OH 44890	$1,000.00	July 26, 2004	1,250

Name of Subscriber: ________________________

Amount of Contribution: $__________________

Number of Units: __________________________

G'MANI CRUST, LLC
SUBSCRIPTION AGREEMENT

This Subscription Agreement ("Agreement"), made at ________________________, ____________, ________, as of the date set forth beside the signature line below, is entered into by ____________________________, herein called "Purchaser".

WHEREAS the Company desires to issue (the "Offering") up to three thousand (3,000) non-voting membership units ("Units") at a price of One Thousand Dollars ($1,000.00) per Unit, on the terms and conditions hereinafter set forth, and the Subscriber desires to acquire the Unit(s) set forth in Section 1.1;

NOW, THEREFORE, for and in consideration of the promises and mutual covenants herein set forth, the Parties hereto do hereby agree as follows:

Section 1
Purchase and Sale of Units

1.1 Subscription. The Purchaser hereby subscribes for and agrees to purchase ______ (_____) Unit(s) of G'Mani Crust, LLC ("Company") under the terms and conditions described herein.

1.2 Purchase. The Purchaser hereby agrees to pay for the Unit(s) by cash or a check made payable to the order of "G'Mani Crust, LLC" in the amount of xx[________________ Dollars ($__________)]xx.

1.3 Purchaser Representations and Warranties. The Purchaser hereby acknowledges, represents and warrants to the Company and its agents as follows:

(a) The Purchaser is acquiring the Units for his or her own account, for investment purposes only, and not with a view to or for the resale, distribution, or fractionalization thereof, in whole or in part, and no person except the Purchaser has a direct or indirect beneficial interest in the Units herein subscribed for.

(b) The Purchaser acknowledges his or her understanding that the offering and sale of the Units is intended to be exempt from registration under the Securities Act of 1933, as amended ("Act") by virtue of Section 3(b) of the Act and the provisions of Regulation A promulgated thereunder. In furtherance thereof, the Purchaser states as follows:

(i) The Purchaser is authorized and qualified to acquire the Units, and authorized to make its capital contribution to the Company, and the person signing this Agreement has been duly authorized to do so.

(ii) The Purchaser has the financial ability to bear the economic risk of his or her or its investment in the Company (including its possible loss), has adequate means of providing for his or her current needs and personal contingencies, and has no need for liquidity with respect to the investment in the Company.

(iii) The Purchaser, and the person (or persons) making the investment decision on behalf of the Purchaser, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Units and has obtained, in his or her judgment, sufficient information from the Company and its agents to evaluate the merits and risks of an investment in the Units.

(iv) The Purchaser has been given the opportunity to ask questions of, and receive answers from, the Company and its agents concerning the terms and conditions of the offering of the Units and other matters pertaining to Company, and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information that has been provided in order for the Purchaser to evaluate the merits and risks of an investment in the Company.

(v) In making his or her decision to purchase the Units herein subscribed for, the Purchaser has relied solely upon independent investigations. The Purchaser is not relying on the Company or its agents with respect to tax and other economic considerations involved in the investment in the Units. The Purchaser has been given the opportunity to obtain independent legal and/or tax counsel regarding all aspects of this Agreement and all transactions contemplated hereby. Purchaser further represents that the terms of this Agreement were negotiated at arms-length and with ample time for the Purchaser to obtain the advice of legal counsel.

(vi) The Purchaser represents, warrants and agrees that he or she will not sell or otherwise transfer the Units without registration under the Act or an exemption therefrom. A legend bearing restrictions contained in this Agreement and required by law shall be placed on all Certificates evidencing the Units. The Purchaser fully understands and agrees that he or she may bear the economic risk of investment in the Units for an indefinite period of time because, among other reasons, the Units cannot be resold, pledged, assigned or otherwise disposed of without compliance with the Company's Operating Agreement and Bylaws, and unless they are subsequently registered under the Act and under applicable securities laws of such states or an exemption from such registration is available. The Purchaser understands that the Company is under no obligation to register the Units or to assist him or her in complying with any exemption from registration.

(vii) The Purchaser agrees that the representations, warranties, agreements, undertakings and acknowledgments made in this Agreement are made with the intent that they be relied upon by the Company and its agents in determining his or her suitability as a purchaser of Units, and shall survive his or her purchase of the Units. In addition, the Purchaser undertakes to notify the Company immediately in writing of any change in any representation, warranty or other information set forth herein.

1.4 <u>Representations by the Company</u>. The Company represents and warrants to Subscriber as follows:

(a) The Company is a limited liability company duly organized, existing and in good standing under the laws of the State of Ohio and has the power to conduct the business which it conducts and proposes to conduct.

(b) Prior to the consummation of this Offering, the execution, delivery and performance of this Subscription Agreement by the Company will have been duly approved by the Manager of the Company, and all of the actions required to authorize and effect the offer and sale of the Units will have been duly taken and approved.

Section 2
Risk Factors

2.1 Best Efforts. This Offering is made on a "best efforts basis", and there is no minimum number of membership units which must be sold in this Offering. The Company can give no assurance that all or any of the membership units will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

2.2 Dependence On Key Personnel. The Company's success is substantially dependent upon a limited number of key management, sales, product development, technical services and customer support personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of L. Scott Granneman, President/Manager, who has provided significant leadership and direction to the Company since its inception.

2.3 Competition. The business of the Company is highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market shares than the Company. Specifically, there are two primary competitors in the frozen pizza market who may squeeze prices to obstruct new business by a new competitor.

2.4 Limited Operating History and Uncertainty of Future Operating Results. The Company has no operating history as a producer and seller of pizza crusts upon which an evaluation of its business and prospects can be based. Since its inception, the Company's pizza crust business has incurred no sales and income. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved. The limited operating history of the Company makes prediction of future results of operations difficult, if not impossible, and the Company and its prospects must be considered in light of the risks, costs, and difficulties frequently encountered by companies involved in the pizza industry.

2.5 Control By Existing Member. Immediately after the closing of this Offering, assuming that the maximum of membership units offered hereby are sold, approximately thirty percent (30%) of the membership units will be held by L. Scott Granneman. No other investor will own ten percent (10%) or more of the membership units of the Company. Because the membership units being offered are nonvoting units, L. Scott Granneman will remain in complete control of the Company.

2.6 Macroeconomic Factors. Macroeconomic risk factors beyond the Company's control, such as the general state of the economy and financial markets, the market price for raw materials used by the Company in the production of its products, the price for fuel, prevailing interest rates, credit availability, political and sovereign risk, increased numbers of personal bankruptcies and business failures, and changes in Federal, state, and local tax laws, could materially and adversely affect the Company's business by reducing the availability or increasing the cost of the operating funds needed by Company (whether obtained through borrowings, future securities sales, or otherwise).

2.7 Conversion of Existing Stores. It is the intent of the Company to sell its products to all Franchisees of East of Chicago Pizza Company. However, there may be some Franchisees who will not want to convert to a purchaser of the Company because of price concerns that they may have. Therefore, although Company will have immediate customers for its products in its Franchisees, there may be problems in the conversion of all East of Chicago Pizza Company Franchisees to purchasers of Company's products.

2.8 Centralized Activities. The products of Company are all produced in one centralized facility. Any problems that may arise at the facility may result in delays in producing the Company's products. Additionally, there are no more than two (2) distributors with respect to the products. Any problems that may arise with respect to the distributors' businesses may result in delays in the distribution of the products.

2.9 Use of Current Facility. The real estate currently leased by the Company formerly was used for industrial purposes. Deed restrictions exist which prohibit extraction of ground water from beneath the real estate and prohibit excavation of soil within certain areas. URS Greiner Woodward Clyde issued a "no further action" letter (dated August 13, 1999) with respect to the real estate. However, the Ohio Environmental Protection Agency did not issue a "covenant not to sue" with respect to the real estate. Thus, it is possible that individuals or governmental agencies may question the environmental condition of the subject real estate, and their actions could result in additional monies expended by the Company or its Landlord, or prohibit use of portions of such real estate, resulting in increased costs and/or delays in distribution.

2.10 Unionization. Currently, the employees at the production plant are not unionized. However, there is some union presence in the surrounding areas of the production plant. Unionization of the employees of the Company may result in increased costs of labor which may result in increased costs for the products. Additionally, strikes by trucking unions or vendors using union labor may delay the delivery of raw materials used in the production of products.

2.11 Manager Not Required to Devote Full Time to the Business of Company. The Manager is not required to devote his full time to the Company's affairs, but only such time as the affairs of the Company may reasonably require.

2.12 Loss on Dissolution and Termination. In the event of a Dissolution and Termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the investors in accordance with the Operating Agreement, but only after satisfaction of all claims of Creditors. Accordingly, the ability of an investor to participate in the proceeds therefrom, if any, will depend on the amount of funds so realized and the Creditor claims to be satisfied therefrom.

2.13 Lack of Separate Representation. The Company and the Manager are not represented by separate legal counsel. Legal counsel for the Manager does not represent the interests of the investors in connection with the Offering. However, it is anticipated that such dual representation will continue in the future. The proceeds of the Offering will be applied, in part, to pay for legal fees incurred in connection with Company operations. Such counsel does not purport to have acted independently on behalf of the prospective investors. The prospective investor must rely upon its own legal counsel for advice in connection with an investment in the Company. If a dispute arises between the Company and the Manager, or if it becomes necessary to negotiate and prepare contracts and agreements between the Company and the Manager, other than those existing on the effective date of this Memorandum or as disclosed herein, the Manager will cause the Company to retain separate legal counsel for such matters. Moreover, the Manager may make substantial profits even if the Company's investments are not successful and investors do not receive returns on their investments.

If there is a possibility that in the future that interest of the various parties may become adverse, and under the Rules of Professional Responsibility of the legal profession, such counsel may be precluded from representing any one or all of said parties. If any situation arises in which the interests of the Company appear to be in conflict with those of the Manager, additional counsel may be retained by one or more of the parties to ensure that their interests are adequately protected. Moreover, should such a conflict not be readily apparent, counsel may inadvertently act in a derogation of the interests of certain parties.

2.14 Devotion of Time By and Other Activities of the Manager. The Company will not have independent management, but rather will rely on the Manager for all management responsibilities. Conflicts of interest may arise in allocating management time, services, or functions between the business of the Company and other entities for which the Manager and its Officers may also provide services. The Manager will devote such time to the Company as it, in its sole and absolute discretion, determines to be necessary for the business of the Company. The Manager may participate alone, together, or with any other person or entity in any other business venture, whether or not such business venture competes with the Company, and neither the Company nor any investor shall be entitled to any interests therein. The Manager may perform similar services for other entities outside of the Company.

2.15 Allocation of Profit and Loss. Items of the Company's income, gain, loss, deduction, and credit shall be allocated among investors and other membership unit holders in accordance with the Operating Agreement of the Company. No assurance can be given that the IRS will not challenge the allocation of some or all of such items. If effect is not given to an allocation, then the amount will be reallocated in accordance with investors' interest in the Company. Potential investors should consult with their personal tax advisor with respect to the Federal income tax implications of owning the units.

2.16 Relationship Between Income and Distributions. Although income of the Company will be distributed in strict accordance with the terms of the Operating Agreement, investors may be required to take into account their respective portions of the Company's income even if they receive no cash distribution from the Company. Therefore, investors may be required to recognize taxable income in excess of their share of cash distributions from the Company.

2.17 State And Local Taxes. In addition to the Federal income tax aspects described above, an investor should consider the potential state and local tax consequences of owning the units. Tax returns may be required and tax liability may be imposed both in the state or local jurisdictions where an investor resides. The Company anticipates providing investors with any information reasonably necessary to permit them to satisfy state and local return filing requirements. Potential investors should consult with their personal tax advisor with respect to the state and local income tax implications of owning units.

2.18 IRS Audit of the Company. The IRS may audit the Federal income tax returns filed by the Company. An audit of the Company's informational return may lead to adjustments that adversely affect the Federal income tax treatment of the investors' investments in the Company and cause the investors to be liable for tax deficiencies as well as interest and penalties thereon. An audit of the Company's tax return could lead to an audit of the investor's individual income tax return that would not have otherwise occurred and to the adjustment of items unrelated to the Company.

2.19 General Tax Matters. In evaluating whether to invest in the Company, a prospective investor should consider all of the tax consequences thereof, including, but not limited to, the following: (1) the possibility of a reallocation of taxable income, gain, loss, deduction, or credit among the investors; (2) the possibility that certain deductions claimed by the Company may be disallowed by the IRS and deficiencies, interest and penalties may be assessed against the investors; (3) the possibility that operating expense deductions passed through to investors may be of limited or no benefit as a consequence of various restrictions on losses; (4) the possibility that state, local, or foreign income tax treatment may be adverse; (5) the possibility that an investor's tax liabilities may exceed its cash distributions and that, to the extent of such excess, the payment of such taxes will be an additional out-of-pocket expense for such investor; and (6) the possibility that there may be adverse changes in Federal, state, and local, and Federal income tax laws. Moreover, there is uncertainty concerning certain other of the tax aspects mentioned herein and there can be no assurance that the positions taken by the Company will not be challenged by the IRS.

2.20 Possible Legislative Or Other Changes In Tax Laws, Regulations, or Interpretations. Prospective investors should recognize that the present Federal income tax treatment of investments in limited liability companies may be modified by legislative, judicial, or administrative action at any time, and such modifications may have retroactive application. Further, tax rules and regulations are constantly being reviewed, which could result in revised regulations or revised interpretations of established concepts. Thus, there is no assurance that further legislative, judicial, or administrative action will not occur that would adversely affect the tax consequences of an investment in the Company.

2.21 Additional Risks and Uncertainties. In addition to the risks, specifically identified in this Section or elsewhere in this Circular, the Company may face additional risks and uncertainties not presently known to the Company or deemed immaterial, which ultimately may impair the Company's business, results of operations, and financial condition.

2.22 Dilution. Under the terms of the Operating Agreement, the Manager has the authority, upon such terms and conditions as the Manager determines, to: (1) admit new members; or (2) raise additional capital from existing members. The admission of new members by the Manager or raising of additional capital from existing members may result in dilution of the membership unit(s) value.

Section 3
Indemnification; Miscellaneous

3.1 Indemnity. The Purchaser agrees to indemnify and hold harmless the Company and its agents, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the Purchaser, in connection with his or her purchase of the Units.

3.2 Modification. Neither this Agreement nor any provision hereof shall be modified, discharged or terminated except by an instrument in writing signed by Purchaser and the Company.

3.3 Applicable Law. Notwithstanding the place where this Agreement may be executed, all of the terms and provisions and validity of this Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

3.4 Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding upon Purchaser.

IN WITNESS WHEREOF, the Purchaser has set his/her hand as of the date set forth beside the signature line below.

Signature: ______________________________

Print Name: ______________________________

"Purchaser"

Dated: ______________________________

LEASE

THIS LEASE is made as of this ___11___ day of May, 2005, between G'MANI, LLC, an Ohio limited liability company (hereinafter called "Landlord"), and G'MANI CRUST, LLC, an Ohio limited liability company (hereinafter called "Tenant").

1. **Lease.** Subject to the terms and conditions of this Lease, Landlord leases the premises located at 512 East Tiffin Street, Rear, First Floor, Willard, Ohio 44890 (hereinafter called "Premises") to Tenant. Prior to the cessation of Tenant's right to possession or, if earlier, the termination of this Lease, Tenant shall peaceably and quietly hold, occupy and enjoy the Premises without let, hindrance or molestation by Landlord or any other person or persons lawfully claiming under Landlord.

2. **Examination of Premises.** Tenant has fully examined the Premises and acknowledges that the Premises are satisfactory to Tenant.

3. **Term of Lease.**

(A) The term of the Lease (hereinafter called "Term") shall be ten (10) years commencing July 1, 2005. Unless renewed as provided below, the term of the Lease shall end on June 30, 2015.

(B) At Tenant's option, Tenant may extend the term of the Lease for three (3) additional five (5) year periods by providing Landlord with written notice thereof at least 180 days prior to the end of the initial term, time being of the essence; provided, however, that Tenant is not then in default of any provision of the Lease and that no default occurs prior to the end of the initial term. Tenant shall not be deemed to be in default of the Lease if Landlord elects to waive the default or if the default is cured prior to the end of any applicable cure period.

4. **Rent and Deposit.**

(A) Tenant shall pay to Landlord, time being of the essence, rent (hereinafter called "Rent") for the use of the Premises during the Term of this Lease, payment of which shall not be delayed, excused or set off for any reason, in the amount of Sixty Thousand Dollars ($60,000.00) per year, payable in equal monthly installments of Five Thousand Dollars ($5,000.00). Rent shall be payable in advance commencing on the first day of the calendar month and continuing on the first day of each succeeding month of the Term. If Tenant fails to pay, when due and payable, the Rent or amounts or charges of any kind or character provided in this Lease, such unpaid amounts shall bear interest at eight percent (8%) per annum from the due date to the date of payment. In addition to such interest, if Tenant shall fail to pay any monthly installment of Rent by the fifth (5th) day of the month in which such installment is due, a late charge equal to eight percent (8%) of the installment shall be added to each installment and shall be immediately due and payable.

(B) Landlord acknowledges receipt of a security deposit in the amount of Five Thousand Dollars ($5,000.00). The deposit shall not bear interest and shall be returned to Tenant within thirty (30) days after the Lease terminates, reduced by the amount of any and all damages incurred by Landlord arising, directly or indirectly, as a result of any breach or default of this Lease or any damage or injury to the Premises. Landlord at any time and from time to time may apply all or any portion of the deposit to damages and other costs incurred by Landlord. In such event, after notice, Tenant shall immediately restore the deposit to the original amount.

(C) In the event the term is extended as provided in Section 3(B), the annual rent for each year of the renewal term shall be the sum of Sixty Thousand Dollars ($60,000.00) plus the product of Sixty Thousand Dollars ($60,000.00) times a fraction. The denominator of the fraction shall be the value of the Consumer Price Index of the United States Department of Labor (All Urban Consumers, All Items, U.S. Cities Average, 1982-84 = 100) for July, 2010. The numerator of said fraction shall be the difference in the value of said index for the calendar month which is the second month prior to the first month of the renewal term minus the value of said index for July, 2010. The annual rent for the renewal terms shall be payable in monthly installments equal to one-twelfth (1/12th) of the annual rent, rounded to the nearest cent.

5. **Use of Leased Premises.** The Premises shall be used only for the storage and preparation of food products and containers and related activities.

6. **Repairs and Alterations.**

(A) No Landlord Obligations. Landlord shall have no obligation or responsibility whatsoever with respect to the maintenance, repair or replacement of the Premises.

(B) Maintenance, Cleaning and Repairs. Tenant, at its sole cost and expense, whether the same shall be the property of Tenant or Landlord, shall maintain, clean, repair and replace the Premises such that the same is at all times in good repair and condition and otherwise in compliance with all provisions of this Lease, and such that all operational components of the Premises are functional such that the Premises remains, at a minimum, in substantially the same condition as it is on the date hereof.

(C) Alterations. Tenant shall not make or suffer to be made any alterations, additions or improvements, in, on or to the Premises or any part thereof without the prior written consent of Landlord. Such alteration, except moveable furniture and trade fixtures, shall at once become a part of the realty and belong to Landlord.

(D) Tenant's Neglect. Regardless of any obligation otherwise imposed upon Landlord, Tenant shall pay for the cost of any repairs or damage resulting from the negligence or the unlawful or willful acts of Tenant or its employees, representatives, invitees, agents, officers, directors, shareholders, partners, owners or visitors immediately upon receipt of invoice therefor.

(E) Landlord's Liability Limitations. Landlord shall not be liable to Tenant for failure to make any repairs required of Landlord or damages as a consequence thereof unless written notice of necessity thereof has been given by Tenant to Landlord, specifying in reasonable detail the repairs required, and Landlord shall not have made such repairs within a reasonable period of time sufficient to accomplish such repairs after receipt of such notice, with due allowances being made for delays beyond the control of Landlord. Notwithstanding any provisions of this Lease to the contrary, Landlord shall not be liable for any consequential, special or compensatory damages or for any damage to the person or to any personal property, trade fixtures, inventory or other property or assets of Tenant or any other party located in, on or about the Premises arising from any cause whatsoever, including (but not limited to) roof leaks, bursting pipes, roof or ceiling collapse, wind damage, rain, fire, floods, vandalism, or theft. The risk of loss with respect to such occurrences shall be borne solely by Tenant.

7. **Compliance with Laws.** Tenant shall at all times comply with all Federal, State and local laws, statutes, ordinances, rules, regulations and requirements and the orders of all duly authorized governmental officials with respect to the use and occupancy of the Premises and the physical condition of the Premises, and shall cause the Premises to conform to such governmental requirements at all times.

8. **Utilities.** Tenant shall be responsible for and shall pay for all utilities costs with respect to the Premises and shall cause all utilities to be placed in the name of Tenant as soon as is reasonably possible after commencement of the Term. Landlord shall not be responsible or liable to the Tenant in damages or otherwise for the quality or quantity or for any interruptions, curtailment, or suspension of utility service due to any cause, including, but not limited to, repairs, action of public authority, strikes, acts of God or the public enemy.

9. **Insurance.** At Tenant's expense, Tenant shall maintain a Commercial General Liability Insurance policy (with General Aggregate Amount & Per Occurrence Limits of not less than Ten Million Dollars ($10,000,000.00)) and a Special Form policy of insurance insuring the Premises (including, but not limited to, fire and extended coverage) for its full replacement value. Landlord and its agents, employees, successors and assigns shall be additional named insureds on such insurance coverage. Landlord shall be an additional named insured and loss payee on such insurance coverage. Tenant shall immediately provide Landlord evidence that said insurance is in full force and effect. Said policies shall provide that they will not be cancelled without at least thirty (30) days prior written notice to Landlord. The policies shall have such terms, provisions and coverages as are reasonably acceptable to Landlord in accordance with the types and amounts of coverage as are typical for similar facilities in the greater Cleveland area. The insurer shall be licensed to sell insurance in Ohio and shall have a Best's Rating of B+ or better and shall be of a Financial Classification of XI or better.

10. **Real Estate Taxes.** Tenant shall pay when due all real estate taxes and assessments with respect to the Premises which become due and payable during the Term.

11. **Protection of Landlord.**

(A) Definition. As used in this Lease, the term "Hazardous Substances" shall be defined as asbestos, urea formaldehyde, petroleum hydrocarbons and other petroleum products (including gasoline, diesel fuel, fuel oil, crude oil and motor oil and constituents of those products), tetrachloroethylene, polychlorinated biphenyls ("PCB's"), nuclear fuel or materials, chemicals, biological or medical wastes, radioactive materials, explosives, known carcinogens, petroleum products, and all dangerous, toxic or hazardous pollutants, contaminants, chemicals, materials or substances defined as hazardous or as a pollutant or contaminant in, or the release or disposal of which is regulated by any federal, state or local environmental Laws and/or Regulations. As used in this Lease, the term "Laws and Regulations" shall mean and include the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or the "Federal Superfund Act") of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"); the Resource Conservation and Recovery Act of 1976 ("RCRA"); the Clean Water Act; the Clean Air Act; and the Toxic Substances Control Act; all as the same may be amended from time to time and any other federal, state, county, municipal, local or other statute, law, ordinance or regulation which may relate to or deal with human health or the environment including without limitation all regulations promulgated by a regulatory body pursuant to any such statute, law or ordinance.

(B) Indemnity. Tenant shall defend, indemnify and save Landlord harmless from and against any and all actions, causes of actions, liability, damage, penalties, costs, expenses and judgments (including, but not limited to, court costs and attorneys' fees) arising from injury to one or more persons or property sustained by anyone in and about the Premises, resulting from any acts or omissions of Tenant or Tenant's officers, agents, servants, employees, contractors, licensees, invitees or sublessees, or arising from any breach or default of this Lease, the enforcement of this Lease, or the enforcement of any judgments obtained or arising from the use and occupancy of the Premises by Tenant or Tenant's officers, agents, servants, employees, contractors, invitees, licensees or sublessees. Not in limitation of the foregoing, Tenant shall defend, indemnify and save Landlord harmless from and against any all actions, causes of action, claims, demands, liabilities, costs, expenses, fines and penalties, arising, directly or indirectly, as a result of any Hazardous Substances located in, on or about the Premises, due to any act or omission of Tenant or any officer, agent, servant, employee, contractor, invitee, licensee or sublessee of Tenant or with respect to any noncompliance with or violation of any Federal, State or local environmental or pollution control or reduction law, statute, rule, regulation or order, including (but not limited to) the Laws and Regulations. Tenant shall at all times comply with all Laws and Regulations and shall not permit, acquiesce in or cause, directly or indirectly, any Hazardous Substances to be located, placed, discharged, disposed of or used in, on or about the Premises.

(C) Limitation of Liability. Except for intentional, malicious torts and not in limitation of any other limitations or exculpations of liability of Landlord set forth herein, Landlord shall not be responsible or liable for any damage, loss, theft or injury to or of any property, fixtures, buildings, or other improvements or to any person or persons, at any time on the Premises, including any damage or injury to Tenant or to any of Tenant's officers, agents, servants, employees, contractors, invitees, licensees, customers, or sublessees.

(D). Exculpation. Landlord shall not be under any responsibility or liability in any way whatsoever for any defect in the Premises. All implied warranties are excluded. Tenant acknowledges that the Premises may contain hidden defects that Landlord may or may not have knowledge of and which Landlord may or may not have disclosed to Tenant. Tenant shall take possession of the Premises and shall occupy the same in its "As Is" condition. Not in limitation of the foregoing, Landlord makes no representations or warranties with respect to any matters, including, but not limited to, warranties with respect to the fitness of the Premises for any purpose, the zoning applicable to the Premises, physical condition of the Premises, the availability of utilities services, the cost of utilities services, the amount of real estate taxes and assessments, the amount of insurance premiums, the presence or absence of Hazardous Substances in, on or about the Premises, the presence of asbestos in, on or about the Premises, the compliance of the Premises with any law, statute, regulation, rule, order or other governmental requirement or standard, or any other matters.

(E) Notice. Tenant shall immediately notify Landlord of the existence of any Hazardous Substances known to Tenant now or at any time, in, on or about the Premises, and of the disposal of, deposit on or release of any Hazardous Substance in, on or about the Premises, regardless whether or not disposed of, deposited or released by Tenant.

12. Fire and Casualty.

(A) Substantial Damage. If the Premises or a substantial portion thereof shall be made untenantable by fire or other casualty, Landlord, if it so elects, may:

(1) Terminate the Term of this Lease, effective as of the date of such fire or casualty, by written notice given to Tenant within thirty (30) days after such date, or

(2) Repair, restore, or rehabilitate the Premises at Landlord's expense, limited, however, by the amount of insurance proceeds received to cover such damage (unless the damage is due to Tenant's acts or omissions or those of Tenant's employees, agents, sublessees, licensees, contractors or invitees, in which case, the repairs shall be at Tenant's expense) within twelve (12) months after the date of such fire or casualty, in which event the Term shall not terminate but any Rent shall be abated on a per diem and pro rata basis based on the percentage of the Premises untenantable (unless the damage is due to Tenant's acts or omissions or those of Tenant's employees, licensees, contractors, agents or invitees) so long as the Premises or a portion thereof shall remain untenantable. If Landlord elects to so repair, restore or rehabilitate the Premises and shall fail to substantially complete the same within said twelve (12) months period, due allowance being made for delay due to causes beyond Landlord's reasonable control, either the Landlord or Tenant may terminate the Term as of the date of such fire or casualty by written notice to the other, given within fifteen (15) days next following the last day of said twelve (12) month period; provided, however, that Tenant shall not have the right of termination if Tenant was in default prior to said fire or other damage or if fire or other damage was due, directly or indirectly, to the acts or omissions of Tenant or its employees, agents, representatives, invitees, licensees, directors, officers, partners, shareholders, owners or visitors. In the event of termination of the Term hereof pursuant to this Section 12(A)(2), Rent shall be apportioned on a per diem basis and paid to the date of termination of this Lease.

(B) Non-Substantial Damage. If the Premises shall be damaged (unless due to the acts or omissions of Tenant or those of Tenant's employees, agents or invitees) such that the provisions of Subsection (A) of this Section are not applicable, Landlord shall restore the Premises with reasonable dispatch (except those portions which have been constructed by Tenant at Tenant's expense or which are the property of Tenant) to substantially their condition prior to the damage; limited, however, by the amount of insurance proceeds received to cover such damage. In such event, Rent shall not abate; provided, however, that Landlord shall not be obligated to make said repairs during the last two (2) years of the then existing term unless Tenant, within thirty (30) days after demand by Landlord, agrees to extend this Lease for a mutually agreeable renewal term.

(C) Waiver. The provisions of Ohio Revised Code Section 5301.11 shall not apply and any rights thereunder are waived by Tenant.

13. Eminent Domain. In the event all or a part of the Premises shall be taken by a public or private authority under the power of eminent domain or like power, this Lease shall terminate, with respect to the portion of the Premises so taken, as of the date possession of the Premises shall be required to be delivered to the appropriate authority. There shall be an equitable abatement of the Rent proportionate to the part of the Premises taken under such power. In the event of any total or partial taking under such power, Landlord shall be entitled to all such damage awards as may be allowed.

14. Assignment and Subletting and Encumbrances. Without the prior approval of the Landlord, Tenant shall not assign this Lease, sublet any part of the Premises, transfer any right or interest hereunder, or encumber in any way all or any portion of Landlord's or Tenant's interest in this Lease or any right or interest hereunder. Any merger or acquisition of Tenant shall be deemed to be a prohibited assignment of this Lease. Any change in the ownership of Tenant (whether legal or equitable, whether through the sale of existing shares or partnership or membership interests or the issuance of new shares or partnership or membership interests or other interests in Tenant) shall be deemed to be a prohibited assignment, unless otherwise waived by Landlord.

15. Landlord Mortgages and Estoppel Certificates and Subordination.

(A) Mortgages. At the option of Landlord, this Lease shall be subordinated to the lien of any mortgage (hereinafter called "Mortgage") which Landlord may place on all or any portion of the Premises. Upon Landlord's request, Tenant shall execute any instrument which may be required to effectuate such subordination, provided Landlord shall first have delivered to Tenant a document signed by the mortgagee(s) providing in substance that, as long as Tenant shall discharge its obligations under this Lease: (1) its tenancy shall not be disturbed; (2) this Lease shall not be affected by any default under the Mortgage; and (3) in the event of foreclosure of the Mortgage, the right of Tenant shall survive, provided Tenant fully performs all of its obligations hereunder, and provided further that Tenant shall not have prepaid any Rent, except as the same becomes due under the terms of this Lease. If Tenant is notified of Landlord's assignment of this Lease as security for a Mortgage and of the name and address of the mortgagee or trustee, Tenant shall not terminate or cancel this Lease for any default on the part of the Landlord. Tenant shall promptly complete and deliver all estoppel certificates that Landlord delivers to Tenant after Tenant has first completed same in good faith and in a truthful manner. Tenant shall comply with all covenants of any Mortgage at Tenant's expense.

(B) Estoppel. Within ten (10) days after Landlord's request, Tenant shall deliver to Landlord a document certifying that an attached copy of this Lease and any amendments have not been further modified and are in full force and effect and that Landlord is not in default under the Lease (if there is no default), or, alternatively, the nature of Landlord's default(s) under this Lease (if there has been a default) and indicating the amount of any past due Rent and other charges and that there has been no prepaid Rent (if there has been no prepaid Rent) or the amount of any prepaid Rent, if any. Tenant represents and warrants that the information contained in said certificate(s) will be true and said certificates will be given subject to the penalties of perjury. Tenant acknowledges that said certificate will be relied upon by third parties.

16. Entry of Landlord. Landlord may enter the Leased Premises at all reasonable times and without notice: (A) to inspect or protect the Premises or any of its equipment thereon; (B) to effect compliance with any law, order or regulation of any lawful authority; (C) to make or supervise repairs, alterations or additions; (D) to exhibit the Premises to prospective tenants, purchasers or other persons; (E) to alter or otherwise prepare the Premises for reoccupancy at any time after Tenant has vacated the Premises; and (F) to survey the Premises for any purpose. No authorized entry by Landlord shall constitute an eviction of Tenant or a deprivation of Tenant's rights, alter the obligations of Tenant, or create any right in Tenant adverse to Landlord's interests hereunder and the Rent reserved shall in no way abate, by reason of loss or interruption of business of Tenant, or otherwise, while any repairs, alterations, improvements or additions are being made. During the last six (6) months prior to the expiration of the Term of this Lease or any renewal Term(s), Landlord may place upon the Premises the usual notices "to let", "for lease" or "for sale", which notices Tenant shall permit to remain thereon without molestation. The authority to enter granted to Landlord shall extend to and include all those authorized by Landlord, including, (but not limited to) authorized employees, agents, officers, directors, invitees and contractors of Landlord.

17. Removal of Equipment and Fixtures. In the Event of Default (as defined in Paragraph 19 hereof), Tenant must remove Tenant's trade fixtures and personal property no later than ten (10) days after Tenant's right to possession ends, time being of the essence. In all other cases, Tenant must remove Tenant's trade fixtures and personal property no later than five (5) days prior to the termination of this Lease; provided, however, that the foregoing shall not limit Landlord's right to enter, remove and dispose of said trade fixtures and personal property upon an Event of Default. In the event Tenant removes any items, Tenant shall immediately repair or reimburse Landlord for all damage or defacement resulting from the removal. If items are not removed within said deadlines, at Landlord's option, said items shall become and remain the property of Landlord and shall be deemed to be abandoned or, at Landlord's option, Landlord may remove and dispose of said items and Tenant shall immediately reimburse Landlord for the costs for said removal upon receipt of an invoice therefor.

18. Holding Over by Tenant. During any period of holding over, Tenant shall be a Tenant at-will, subject to all the obligations imposed upon Tenant by this Lease except that the Rent shall be increased by one hundred percent (100%). However, this Lease shall be deemed to have been extended for an additional period equal to the immediately preceding term of this Lease, if (at any time after fifteen (15) days from the end of Tenant's right to possession but before Tenant vacates the Premises) Landlord so elects.

19. Default.

(A) Definition of Default. As used in this Lease, the term "Event of Default" or "Default" shall mean any of the following:

(1) Tenant's failure to timely make payment of any rental installment or any other amounts payable by Tenant to Landlord hereunder within five (5) days after demand for payment; or

(2) Tenant's failure, within ten (10) days after receipt of demand from Landlord, to fulfill any non-payment obligation imposed on Tenant by this Lease; or

(3) Tenant shall file in any court a petition in bankruptcy or insolvency or for reorganization or for arrangement or liquidation within the meaning of the Bankruptcy Code or any comparable state law, or for the appointment of a receiver or trustee of all or a portion of Tenant's property; or

(4) an involuntary petition of the kind referred to in Subsection (3) of this Section shall be filed against Tenant, and such petition shall not be vacated within thirty (30) days after the date of filing thereof; or

(5) Tenant shall make an arrangement for the benefit of creditors, or shall be adjudicated a bankrupt; or

(6) any property used in connection with Tenant's leasehold interest or Tenant's interest in the Lease shall be taken on execution or attached; or

(7) Tenant shall, for reasons other than those specifically permitted in this Lease, cease to conduct its normal business operations in the Premises or leave the same vacated or abandoned for a period of ten (10) days.

(B) Remedies. Upon the happening of an Event of Default, Landlord, at its option, may: (1) terminate this Lease, or (2) end Tenant's rights to possession of the Premises without terminating the Term of this Lease. Upon termination of this Lease for any reason, or upon loss of the Tenant's right of possession as provided above, Tenant shall promptly surrender possession to Landlord and vacate the Premises, and Landlord may re-enter the Premises and expel the Tenant or anyone claiming under the

Tenant and remove the property of any of them without notice, formal claim or judicial process, Landlord being absolved of any liability or claim for damages in doing anything reasonably necessary or appropriate in connection therewith. If Landlord elects to end Tenant's right of possession without terminating the Term of this Lease, Landlord may, at its option, lease or sublet all or any part of the Premises on such terms and conditions as Landlord may elect and collect from Tenant any balance remaining due on the Rent or other obligations payable by Tenant under this Lease, as well as charge Tenant for any leasehold improvement work incurred in a re-letting of the Premises or portion thereof. Alternatively, Landlord may declare, without further notice, all Rent which otherwise would have been due and payable to be immediately due and payable discounted to present value at an eight percent (8%) capitalization rate.

(C) If, because of any act or omission of Tenant, any mechanic's or other lien or order for the payment of money shall be filed against the Premises or any other part of the building, or against Landlord (whether or not such lien or order is valid or enforceable as such), and Tenant shall fail, within ten (10) days after notice, either to cause the same to be cancelled and discharged of record or deliver to Landlord a bond containing provisions satisfactory to Landlord, issued by a surety company reasonably acceptable to Landlord, guaranteeing the removal thereof, and indemnifying and saving harmless Landlord from and against all costs, expenses, claims, losses, damages and liabilities, including reasonable counsel fees, resulting therefrom.

20. No Recording of Lease. This Lease shall not be recorded. However, either Landlord or Tenant may record a Memorandum of Lease at any time during the Term of this Lease or any renewal thereof.

21. Requirements of Insurers and Governments. Notwithstanding any provision of this Lease to the contrary, Tenant shall comply with all reasonable requests of any insurer of the Premises and shall comply with all governmental ordinances, statutes, rules, regulations and all demands and requests of authorized governmental officials, as if Tenant were the owner of the Premises. Tenant shall take no action and shall not refrain from taking any action if such action or failure to act would cause any insurance premium with respect to all or any portion of the Premises to be increased or any insurance coverage to be lost or limited or to lapse.

22. Landlord's Security Interest. Tenant hereby grants Landlord a security interest in Tenant's interest in this Lease, its trade fixtures, equipment, inventory and accounts receivable. Landlord shall have all rights of a secured party under Ohio Revised Code Chapter 1309. Not in limitation of the foregoing, upon default by Tenant, Landlord is hereby authorized to take possession of any personal property of Tenant found in, on or about the Premises and to sell the same at public or private sale and apply the proceeds thereof to the payment of any amounts due and owing under this Lease. Tenant hereby waives the benefit of any and all laws exempting property from execution, levy and sale on distress or judgment. Immediately upon request, Tenant shall execute financing statements and any other documents such that Landlord's security interest shall be perfected. This Lease constitutes a "security agreement" as provided in Ohio Revised Code Chapter 1309.

23. Transfer of Landlord's Interest. In the event Landlord conveys the fee simple interest in the Premises, Landlord shall not be liable to Tenant with respect to this Lease on and after the date of conveyance for any matters whatsoever except for those arising or accruing prior to the date of conveyance.

24. Landlord Reimbursement. At Landlord's sole option, Landlord may satisfy any of Tenant's obligations hereunder. In such event, Tenant shall reimburse Landlord for any obligations satisfied or any expenses incurred by Landlord in satisfying Tenant's obligations, which expenditures shall bear interest at a rate equal to the prime lending rate of First National Bank or its successors plus six (6) percentage points and shall be paid in full, with accrued interest, on the date Rent is due and payable hereunder next following the date on which Tenant receives an invoice.

25. Indemnification. Tenant hereby completely and fully indemnifies Landlord against any mechanic's lien or other lien or claims in connection with any original construction by Tenant or the subsequent making of any alterations, changes and improvements and will within ten (10) days after notice from Landlord bond or discharge any lien. Nothing in this Lease contained shall be construed as a consent on the part of the Landlord to subject Landlord's estate in the Premises to any lien or liability under any law relating to liens.

26. Miscellaneous.

(A) The provisions of this Lease are severable. The unenforceability or illegality of any provision shall not affect the enforceability or legality of any other provisions.

(B) The provisions of this Lease constitute the only agreement between Landlord and Tenant with respect to the Premises and related matters and supersede all prior and contemporaneous agreements, understandings, representations, warranties and contracts.

(C) This Lease shall be binding upon and the benefits thereof shall accrue to the benefit of Landlord and Tenant and their respective heirs, legal and estate representatives, successors and assigns.

(D) This Lease may be periodically amended or modified only by a written instrument which is clearly designated as an amendment or modification to this specific Lease and which is signed by the Landlord and Tenant.

(E) No course of dealing between or among the Landlord or Tenant, no wavier by the Landlord and no refusal or neglect of the Landlord to exercise any right hereunder or to enforce compliance with the terms of this Lease shall constitute a waiver of any provision herein, unless such waiver is expressed in writing by the Landlord and is clearly designated as a waiver to a specific provision(s) of this Lease.

(F) Ohio law shall govern the interpretation and enforcement of this Lease. Landlord and Tenant hereby submit to the personal jurisdiction of the State Courts of Huron County, Ohio. All disputes arising hereunder shall be properly and exclusively venued in the State Courts of Huron County, Ohio.

(G) Tenant shall not commit waste with respect to the Premises.

(H) All titles are for convenience and are not substantive.

(I) Time shall be of the essence with respect to all provisions of this Lease applicable to Tenant.

(J) All notices to Landlord and Tenant shall be deemed delivered on the date personally delivered or the date when placed in the United States mail, postage prepaid, addressed to Landlord or Tenant at their respective addresses set forth below.

IN WITNESS WHEREOF, Landlord and Tenant have set their hands as of the day and year set forth above.

G'MANI, LLC

By: *L. Scott Granneman*
L. Scott Granneman, Member

"Landlord"

Address: 512 East Tiffin Street, Front
Willard, Ohio 44890

G'MANI CRUST, LLC

By: *L. Scott Granneman*
L. Scott Granneman, Member

"Tenant"

Address: 512 East Tiffin Street, Rear, First Floor
Willard, Ohio 44890

STATE OF OHIO)
) SS:
COUNTY OF *Huron*)

BEFORE ME, a Notary Public in and for said County and State, personally appeared the above-named G'MANI, LLC, by and through L. Scott Granneman, its duly authorized Member, who acknowledged that he did sign the foregoing instrument and that the same is his free act and deed individually and as such Member and the free act and deed of said Limited Liability Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal at *Willard*, Ohio, this *11th* day of *May*, 2005.

Kimberly A. Elmlinger
Notary Public *Expires 8-31-2009*

STATE OF OHIO)
) SS:
COUNTY OF *Huron*)

BEFORE ME, a Notary Public in and for said County and State, personally appeared the above-named G'MANI CRUST, LLC, by and through L. Scott Granneman, its duly authorized Member, who acknowledged that he did sign the foregoing instrument and that the same is his free act and deed individually and as such Member and the free act and deed of said Limited Liability Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal at *Willard*, Ohio, this *11th* day of *May*, 2005.

Kimberly A. Elmlinger
Notary Public *Expires 8-31-2009*

WICKENS
HERZER
PANZA
COOK &
BATISTA

A LEGAL PROFESSIONAL ASSOCIATION

wickens@wickenslaw.com

Main: 440-930-8000
Cleveland: 216-447-4418
Facsimile: 440-937-4466

35765 Chester Road
Avon, OH 44011-1262

June 16, 2005

G'MANI CRUST, LLC
512 East Tiffin Street, Front
Willard, OH 44890

Gentlemen:

We have acted as counsel to G'Mani Crust, LLC with respect to the proposed offering ("Offering") of membership units of G'Mani Crust, LLC, an Ohio limited liability company, as described in a certain Offering Circular dated May 26, 2005. The Offering relates to the offer and sale of up to $3,000,000.00 in principal amount of membership units of G'Mani Crust, LLC. The membership units will be issued at the price of $1,000.00 per unit. No investor, with the exception of L. Scott Granneman, shall own 10% or more of the company. The membership units are non-transferable. Further details about the Offering are set forth in said Offering Circular.

We have reviewed the terms and conditions of the proposed Offering, the operating agreement pertaining to G'Mani Crust, LLC, and other documents that we have determined are pertinent to the Offering. We also have relied upon representations of principals of G'Mani Crust, LLC. In rendering such opinion, we rely on the truthfulness of all statements made in said documents.

Based upon and subject to the foregoing, we are of the opinion that G'Mani Crust, LLC has the requisite power and authority to perform activities that are described in the Offering Circular, and issue the membership units as described therein. Except with respect to compliance with state securities laws, all actions necessary for the authorization, execution and delivery of documentation relating to the Offering and the consummation thereof have been taken by G'Mani Crust, LLC. In our opinion, the securities subject to the Offering will be legally issued.

Subject to and based upon the foregoing, and such other matters as we have deemed relevant, we are of the opinion that the Offering is exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 3(b) of said Act and the provisions of Regulation A promulgated thereunder.

The opinions expressed herein are qualified as follows:

(1) all representations, warranties, acknowledgements and opinions contained herein relate to events, circumstances, facts and other matters which exist on the date hereof;

(2) no opinion is expressed herein concerning the laws of any state having jurisdiction over the issuance of the membership units;

(3) we have assumed, but have not independently verified, the genuineness of all signatures on all records and proceedings of G'Mani Crust, LLC, the authenticity of the documents and the conformance of the original documents to all documents forwarded to us as photostatic copies.

Sincerely yours,

Wickens, Herzer, Panza, Cook & Batista

WICKENS, HERZER, PANZA, COOK & BATISTA
A Legal Professional Association

MLC/jar

Form U-2 Uniform Consent to Service of Process

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned G'Mani Crust, LLC /a limited liability company (a corporation), (a partnership), a () organized under the laws of Ohio or (an individual), [strike out inapplicable nomenclature] for purposes of complying with the laws of the States indicated hereunder relating to either the registration or sale of securities, hereby irrevocably appoints the officers of the States so designated hereunder and their successors in such offices, its attorney in those States so designated upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of, or in connection with, the sale of securities or out of violation of the aforesaid laws of the States so designated; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue within the States so designated hereunder by service of process upon the officers so designated with the same effect as if the undersigned was organized or created under the laws of that State and have been served lawfully with process in that State.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:

L. Scott Grannaman
(Name)

536 Butte Street, Willard, OH 44890
(Address)

Place an "X" before the names of all the States for which the person executing this form is appointing the designated Officer of each State as its attorney in that State for receipt of service of process:

__AL	Secretary of State	X FL	Dept. of Banking and Finance
__AK	Administrator of the Division of Banking and Corporations, Department of Commerce and Economic Development	__GA	Commissioner of Securities
__AZ	The Corporation Commission	__GUAM	Administrator, Department of Finance
__AR	The Securities Commissioner	__HI	Commissioner of Securities
__CA	Commissioner of Corporations	__ID	Director, Department of Finance
__CO	Securities Commissioner	__IL	Secretary of State
__CT	Banking Commissioner	X IN	Secretary of State
__DE	Securities Commissioner	__IA	Commissioner of Insurance
__DC	Dept. of Insurance & Securities Regulation	__KS	Secretary of State
__KY	Director, Division of Securities	__OH	Secretary of State
__LA	Commissioner of Securities	__OR	Director, Department of Insurance and Finance
__ME	Administrator, Securities Division	__OK	Securities Administrator

1

___MD	Commissioner of the Division of Securities	___PA	Pennsylvania does not require filing of a Consent to Service of Process
___MA	Secretary of State	___PR	Commissioner of Financial Institutions
___MI	Commissioner, Office of Financial and Insurance Services	___RI	Director of Business Regulation
___MN	Commissioner of Commerce	X SC	Securities Commissioner
___MS	Secretary of State	___SD	Director of the Division of Securities
___MO	Securities Commissioner	___TN	Commissioner of Commerce and Insurance
___MT	State Auditor and Commissioner of Insurance	___TX	Securities Commissioner
___NE	Director of Banking and Finance	___UT	Director, Division of Securities
___NV	Secretary of State	___VT	Commissioner of Banking, Insurance, Securities & Health Administration
___NH	Secretary of State	X VA	Clerk, State Corporation Commission
___NJ	Chief, Securities Bureau	___WA	Director of the Department of Licensing
___NM	Director, Securities Division	___WV	Commissioner of Securities
___NY	Secretary of State	___WI	Department of Financial Institutions, Division of Securities
___NC	Secretary of State	___WY	Secretary of State
___ND	Securities Commissioner		

Dated this 20th day of May, 2005
(SEAL)

L. Scott Granneman

By L. Scott Granneman

Managing Member / President
Title

2

ACKNOWLEDGMENT

STATE OF OHIO
COUNTY OF Huron } SS:

On this 20th day of May, 2005, before me, the undersigned officer, personally appeared L. Scott Granneman, known personally to me to be the Managing Member of G'Mani Crust, LLC, and acknowledged that he, as Managing Member being authorized to do so, executed the foregoing instrument for the purposes therein contained, by signing the name of the limited liability company by himself as such Managing Member.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

Kimberly A. Elminger
Notary Public/Commissioner of Oath

My Commission Expires 8·31·2009

10251-212\127162.doc\mlc/kab

SCHEDULE A

BUSINESS PLAN

G'MANI CRUST, LLC

G'MANI Crust, LLC
512 E. Tiffin St.
PO Box 388
Willard, OH 44890
Phone: (419) 935-3033
Fax: (419) 935-3278

L. Scott Granneman
President/Member

April 30, 2005

TABLE OF CONTENTS

EXECUTIVE SUMMARY

L. Scott Granneman formed G'Mani Crust, LLC with offices located at 512 E. Tiffin St., Willard, Ohio 44890 as an Ohio based LLC in July 2004. The company was developed to operate as a bakery facility in Willard, Ohio in response to the following business opportunities:

- Production of a Quality Par Baked Pizza Crust Shell to be used in the East of Chicago Pizza Chain
- Production of a Frozen Pizza to be sold through Retail (grocery) and Fundraising opportunities

East of Chicago Pizza Company ("ECP") is an affiliate of G'Mani Crust, LLC. L. Scott Granneman wholly owns ECP with operations beginning in 1990. At present, the ECP chain operates through franchising and company owned locations approximately 137 stores in Ohio, Indiana, Virginia and Florida. Immediate future growth plans include South Carolina and North Carolina with other markets developing soon.

The production of a Par Bake Pizza Crust shell provides the following advantages for ECP's stores:

- Product Consistency from one store to the other – Currently most locations make the pizza dough each day in the store. Product inconsistency and locations using old dough can be eliminated.
- Operational Efficiencies can be found at each store by saving labor cost. – Staff will not need to report three hours or more prior to the store opening to make the dough for that day's business. Also, down time during shifts can be used to prepare dough crusts with sauce and cheese for later business.
- G'Mani Crust, LLC can maintain a better price control on the Par Bake product with the goal of minimizing the impact to food cost (increases in Food Cost should be more than offset by the Labor Savings).
- Waste can also be minimized. The Par Bake product has a longer shelf life than store-made dough which if unused must be thrown out each night.
- Expand ECP's market share through increased visibility and awareness in Retail and Fundraising outlets.

The production of the Par Bake Pizza Crust shell provides the following advantages for G'Mani Crust, LLC:

- ECP is secured as the primary customer. Existing locations will convert to Par Bake product over a period of several months and all new locations will begin operation with the Par Bake product.
- Retail outlets have been selling the Frozen Par Baked product (with cheese, sauce and pepperoni packets) with encouraging results thus far. The retail product (frozen pizza) will provide multiple opportunities in Grocery Stores, Vending Machines, International and Domestic Markets in areas where ECP may not currently operate a store.
- The advantage that G'Mani Crust, LLC has obtained by securing the lease of a building and bakery equipment at a lower than market cost and far below the cost of new facilities and equipment which creates a lower cost basis for the products to be produced in the bakery facility. A lower cost basis enables the products to be sold at competitive prices to customers and that will provide a healthy profit margin to G'Mani Crust, LLC.

THE MANAGEMENT

President

L. Scott Granneman, President/Manager. Mr. Granneman formed G'Mani Crust, LLC in 2004. He also serves as President/CEO/Founder of the affiliated East of Chicago Pizza Company established in 1990. Mr. Granneman will work with the Plant Manager to oversee all operations of the Bakery Facility. He will also work to pursue Retail outlets for the sale and distribution of Frozen Product. Mr. Granneman does not currently receive compensation for his work for G'Mani Crust, LLC, however he has been approved to receive compensation of $100,000 annually upon review of the operation of the company, but will not be required to work Full Time for G'Mani Crust, LLC. Mr. Granneman will remain the primary owner of G'Mani Crust; LLC even after the initial offering of ownership has been made. If all of the units are sold, Mr. Granneman will maintain at least 30% ownership and full control. (Later issues of stock may or may not impact that ownership percentage).

Vice President of Finance

G. Richard Washburn, Vice President of Finance. Mr. Washburn serves in the same capacity for the affiliated East of Chicago Pizza Company and has been with ECP since May 1997. Mr. Washburn has overseen all aspects of Bookkeeping and Finance for G'Mani Crust, LLC since its inception. Mr. Washburn's duties will include the oversight of all Accounting and Financing aspects of G'Mani Crust, LLC and ensure timely filing of all Financial Statements. Mr. Washburn does not currently receive compensation for his work for G'Mani Crust, LLC, however he has been approved to receive compensation of $25,000 annually upon review of the operation of the company, but will not be required to work Full Time for G'Mani Crust, LLC.

Consultant

James Bakker, Consultant. Mr. Bakker also serves as Vice Chair of the Board for the affiliated East of Chicago Pizza and as President of Sureway Foods Corporation. Mr. Bakker provides vast knowledge of the Food Industry, assists with the procurement of Equipment, provides connections to vendors and also potential future customers. Mr. Bakker does not currently receive compensation for his work for G'Mani Crust, LLC, however he has been approved to receive compensation of $50,000 annually upon review of the operation of the company, but will not be required to work Full Time for G'Mani Crust, LLC.

Plant Manager

Randy Akers, Plant Manager. Mr. Akers joined the staff of G'Mani Crust, LLC in April 2005. He provides many years experience in the Food Production Business including over 7 years with Heinz. Mr. Akers will provide direct supervision and leadership to the Bakery staff, which may reach as high as 40 within the next three years. He will be charged with controlling costs, approving material purchases, maintaining inventories, and maintenance of the equipment. Mr. Akers currently draws a salary of $40,000 annually with that amount to increase to $50,000 upon the start of production. Future increases in pay are subject to review by the Manager.

OBJECTIVES

G'Mani Crust, LLC has the long-term objective of generating income and a return to the stockowners via dividends. Removing the debt from the balance sheet and then paying dividends to said stockowners when possible and fiscally responsible achieve the objective. For those owners who also own East of Chicago Pizza Company locations, they may also see returns through the financial improvement of their restaurants (these returns are conditional on many factors outside the control of G'Mani Crust, LLC.) We are requesting the initial investment of $3,000,000 for the following purposes:

- Pay-off the debt associated with the procurement of assets and preparation of the bakery facility in order to begin production. The debt is approximately $1,750,000 detailed as:

  - Sutton Bank - $525,000
  - East of Chicago Leasing Company - $192,245
  - East of Chicago Pizza Company - $130,000
  - Procure additional equipment and related leasehold improvements - $750,000
  - Additional set-up, testing and payroll - $34,720
  - Purchase Inventory - $75,000
  - Other expenses incurred - $43,035

  These totals are estimates and are subject to change.

- Pay the expenses relating to the Offering of Ownership to Attorney's and CPA's - $70,000

- Printing and Advertising Expenses - $5,000

- The remaining $1,175,000 will be used to for initial operating expenses and to pay for the advertising and marketing expenses related to entering Grocery Markets. Grocery Stores typically require marketing fees (slotting) before we may sell our product in their stores. These fess will run between $20,000 and $50,000 (in some cases higher). We also anticipate spending $40,000 on product testing, $20,000 in quality assurance and $30,000 in samples in the coming months.

Long Term

- Tap into the growing Target Market share of Retail Frozen and Microwave Pizzas. These segments generate over $3 Billion in sales each year with 3-7% annual growth.

- We want to be considered by our peers to be the market leader in sales as evidenced by:

  - High Quality Pizza sold in the East of Chicago Pizza Company locations.
  - High Quality Frozen and Microwave pizzas sold in markets worldwide.

- Profitability Goals -
  - First Year — Loss of 109%
  - Second Year — Loss of less than 1%
  - Third Year — Profit of 33.4%
  - Fourth Year — Profit of 35.72%
  - Fifth Year — Profit of 39.17%

Short Term

- Increase profit margins by paying-off all debt.
- Providing high quality Par Bake Shells to East of Chicago Pizza Company locations.
- Grow the retail market (sales) through careful selection of new outlets.

COMPETITORS

The competition is clearly unique for G'Mani Crust, LLC. The East of Chicago Pizza Company chain will be the primary customer for the Par Bake Shell product. The chain currently uses another bakery facility to provide this product for a limited number of locations. Locations that use or switch to Par Bake Shells may be required to use the product produced by G'Mani Crust, LLC.

The competition in the Retail Frozen Pizza Market is primarily limited to two main competitors: Scwan's and Kraft Foods. They sell pizza under 7 different brand names and in different outlets. Brand Name products that they distribute include California Pizza Kitchen, Dijorno, Tony's and Red Baron. These brand names are well established in the market place and have a solid marketing campaign behind them. Entry into this market place will be competitive and is not without risk. However, we believe that our Retail Product is a much better tasting product and therefore will be able to establish its own place in the market.

OUR COMPETITIVE ADVANTAGES

The distinctive competitive advantages, which G'Mani Crust, LLC brings to this market segment, are:

- Cost of Producing - We have been able to acquire a building and equipment at very low cost. This reduces and keeps overhead costs low. The result is the ability to provide top quality products at very competitive prices to our customers.
- Customers - We have a major customer identified with the East of Chicago Pizza Company chain. As we are also inviting these franchisees to become stockowners in the crust company, we don't see many issues with conversion of these stores from store-made dough to the Par Baked Product. Our early testing into selling the Retail Product in Grocery Stores has returned encouraging results.
- Superior Product - We believe that our product carries several advantages that our competitors don't. The taste of the Retail Product is very close to the taste of the product made in the East of Chicago Pizza Stores. This creates a Brand Image that can become a benefit for both products.

- Labor Overhead - We desire to make the product using the most efficient labor methods possible. This includes hiring a low number of high salaried positions. This will reduce overhead associated with labor. As noted above, most of the key individuals receive their primary income from other sources.

LOCATION

This business will be operated at The 512 E. Tiffin St. (Rear), Willard, Ohio 44890. This location is desirable because:

- It is located on the same complex as the primary customer, East of Chicago Pizza Company.
- The rent is well below what is customary for the market.
- The building has the necessary facilities to operate this business.
- The location is convenient for distribution channels with several state routes, railways and major highways nearby.
- The labor pool in the Willard area demands a lower compensation than labor pools in urban markets due to a lower cost of living.

We will be renting this unit on a 5-year lease with a five-year renewal option. The owner of the real estate is G'Mani, LLC that is owned by the President and Manager of G'Mani Crust, LLC. The building is properly zoned and the appropriate agencies have been or will be contacted.

SCHEDULE B

GMANI' Crust, LLC
PROJECTED STATEMENTS OF INCOME

	2005	2006	2007	2008	2009
REVENUES					
Product sold to East of Chicago Locations	$341,970	$1,583,831	$3,377,147	$3,965,913	$4,402,926
Product sold to Non-East of Chicago venues	0	13,800	36,120	78,600	91,200
TOTAL REVENUES	341,970	1,597,631	3,413,267	4,044,513	4,494,126
Operating Costs and Expenses					
Cost of Goods Sold	116,524	518,850	1,106,630	1,299,585	1,442,760
Payroll and related expenses	135,200	260,000	390,000	520,000	520,000
Depreciation	156,400	246,400	150,400	92,800	92,800
Selling, Operating, General and Administrative	242,000	483,000	538,000	608,000	608,000
TOTAL OPERATING COSTS AND EXPENSES	650,124	1,508,250	2,185,030	2,520,385	2,663,560
OPERATING INCOME	(308,154)	89,381	1,228,237	1,524,128	1,830,566
Other Income (Expense)					
Interest Income	0	0	0	0	0
Interest Expense	(67,732)	(96,422)	(88,284)	(79,558)	(70,201)
Gain (loss) on sale of property and vehicles	0	0	0	0	0
TOTAL OTHER INCOME (EXPENSE)	(67,732)	(96,422)	(88,284)	(79,558)	(70,201)
NET INCOME (LOSS)	($375,886)	($7,041)	$1,139,953	$1,444,570	$1,760,365

GMANI' CRUST, LLC
PROJECTED BALANCE SHEETS

	2005	2006	2007	2008	2009
ASSETS					
Current Assets					
Cash	$1,401	$551,152	$1,426,699	$2,645,251	$4,252,874
General Receivables	0	0	0	0	0
Inventories	6,627	19,202	45,493	48,808	56,146
Current Portion of notes receivable	0	0	0	0	0
TOTAL CURRENT ASSETS	8,029	570,355	1,472,192	2,694,059	4,309,020
Property and Equipment					
Land	0	0	0	0	0
Equipment	750,000	750,000	750,000	750,000	750,000
Leasehold Improvements	250,000	250,000	250,000	250,000	250,000
PROPERTY AND EQUIPMENT - AT COST	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Less: Accumulated Depreciation	(156,400)	(402,800)	(553,200)	(646,000)	(738,800)
NET PROPERTY AND EQUIPMENT	843,600	597,200	446,800	354,000	261,200
Other Assets					
Notes Receivable	0	0	0	0	0
Deposits	1,000	1,000	1,000	1,000	1,000
TOTAL OTHER ASSETS	1,000	1,000	1,000	1,000	1,000
TOTAL ASSETS	$852,629	$1,168,555	$1,919,992	$3,049,059	$4,571,220
LIABILITIES AND EQUITY					
Current Liabilities					
Accounts Payable	$18,013	$18,553	$19,110	$19,683	$20,274
Current Portion of Long Term Debt	71,598	112,573	120,711	129,438	138,795
TOTAL CURRENT LIABILITIES	89,611	131,127	139,821	149,121	159,068
Long-Term Liabilities					
Operating Loan	275,000	275,000	86,639	0	0
Notes Payable - Net Current Portion	856,803	1,203,255	1,074,405	936,241	788,090
Equity					
Capital Investment	1,000	1,000	1,000	1,000	1,000
Distributions	0	(65,000)	(80,000)	(100,000)	(100,000)
Retained Earnings	(369,786)	(376,827)	698,126	2,062,697	3,723,062
TOTAL EQUITY	(368,786)	(440,827)	619,126	1,963,697	3,624,062
TOTAL LIABILITIES AND EQUITY	$852,629	$1,168,555	$1,919,992	$3,049,059	$4,571,220
	$0	$0	$0	$0	$0

GMANI', LLC
STATEMENTS OF CASH FLOW

	2005	2006	2007	2008	2009
Cash Flows from Operating Activities					
Net Income	($375,886)	($7,041)	$1,139,953	$1,444,570	$1,760,365
Depreciation	156,400	246,400	150,400	92,800	92,800
(Increase) Decrease in Assets	(6,627)	(12,575)	(26,290)	(3,315)	(7,338)
Increase (Decrease) in Liabilities	18,013	540	557	573	590
Net Cash Provided from Operating Activities	(208,100)	227,324	1,264,619	1,534,628	1,846,418
Cash flow from Investing Activities					
Collections from Notes Receivbles	0	0	0	0	0
Advances Made on Notes Receivables	0	0	0	0	0
Purchases of Property and Equipment	0	0	0	0	0
Proceeds from sale of Property and Equipment	0	0	0	0	0
Net Cash Used in Investing Activities	0	0	0	0	0
Cash flow from Financing Activities					
Distributions	0	(65,000)	(80,000)	(100,000)	(100,000)
Principal Payments on Long-Term Debt	(71,598)	(112,573)	(309,072)	(216,077)	(138,795)
Procceds from Borrowings on Long-Term Debt	275,000	500,000	0	0	0
Net Cash used in Financing Activities	203,402	322,427	(389,072)	(316,077)	(238,795)
Increase (Decrease) In Cash	**($4,699)**	**$549,751**	**$875,547**	**$1,218,552**	**$1,607,623**
Cash - January 1	**6,100**	**1,401**	**551,152**	**1,426,699**	**2,645,251**
Cash - December 31	**$1,401**	**$551,152**	**$1,426,699**	**$2,645,251**	**$4,252,874**